Filed by Mylan
N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rules 14a-6 and
14d-2(b) of the Securities Exchange Act of 1934
Subject Company:
Perrigo
Company plc
Commission File No. 001-36353
Mylan & Perrigo:
Creating Significant & Sustained
Value for Mylan Shareholders
Transforming the Industry
August 2015

Legal Matters

IRISH LAW RESTRICTIONS ON CERTAIN INFORMATION
Mylan N.V.’s (“Mylan”) offer for Perrigo Company plc (“Perrigo”) is governed by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”).  Under the
Irish Takeover Rules, Mylan management is prohibited from discussing any material information or significant new opinions which have not been publicly announced.  Any person interested in shares of Mylan or Perrigo is encouraged to consult their professional advisers.

FORWARD-LOOKING STATEMENTS
This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo by Mylan (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as
“will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of
Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo
Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an
“at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) that Mylan filed with the SEC on May 5, 2015 (which Registration
Statement was amended on June 19, 2015, July 16, 2015, and August 6, 2015 and has not yet been declared effective, the “Registration Statement”) and the definitive proxy statement on Schedule 14A that Mylan filed with the SEC on July 28, 2015 (the “Proxy Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the
SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Legal Matters

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo, Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo board of directors and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors of Mylan (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’
of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at
www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

ADDITIONAL INFORMATION
In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the
Registration Statement and the Proxy Statement. In connection with the Perrigo Proposal, Mylan currently intends to file with the SEC a Tender Offer Statement on Schedule
TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE
SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. Mylan first began mailing the Proxy Statement to its shareholders on or about July 31, 2015. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website:  perrigotransaction.mylan.com.  Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates.  PERRIGO® is a registered trademark of L. Perrigo Company.

Legal Matters

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Perrigo Proposal under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the
SEC on March 2, 2015, amended on April 30, 2015, and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015, as well as in the Registration Statement and the
Proxy Statement.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.
NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. Mylan’s non-GAAP financial measures, including, but not limited to, adjusted diluted earnings per share (“EPS”), adjusted revenue and adjusted EBITDA margin, are presented in order to supplement investors' and other readers' understanding and assessment of Mylan's financial performance. Mylan has also presented certain non-GAAP financial measures for Perrigo, including, but not limited to, adjusted diluted EPS, adjusted revenue and adjusted EBITDA margin, which have been taken from published sources.  Management uses non-GAAP financial measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. Also, set forth in this presentation, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures (which in the case of Perrigo’s reconcilations, have been taken from published sources).  EBITDA margin is presented for the purposes of consistency in presentation with adjusted diluted EPS. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

Legal Matters

TRADEMARK DISCLAIMER
All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Endo is a registered trademark of Endo Pharmaceuticals, Inc. Auxilium is a registered trademark of Auxilium US Holdings.
Valeant is a registered trademark of Valeant Pharmaceuticals International. Medicis is a registered trademark of Medicis Pharmaceutical Corporation. Biovail is a registered trademark of Biovail Corporation. Actavis is a registered trademark of Actavis, Inc. Warner Chilcott is a registered trademark of Warner Chilcott Company, LLC. Forest Labs is a registered trademark of Forest Laboratories, Inc. Teva is a registered trademark of Teva Pharmacetuicals Industries Ltd. Allergan is a registered trademark of Allergan, Inc. Par is a registered trademark of Par Pharmaceutical Companies, Inc. Apotex is a registered trademark of Apotex Technologies, Inc. Sun Pharma is a registered trademark of Sun
Pharmaceutical Industries Limited. Sandoz is a registered trademark of Novartis AG. Targretin is a registered trademark of Valeant Pharmaceuticals International. Advair is a
registered trademark of Glaxo Group Limited. Seretide is a trademark of Glaxo Group Limited. Flixotide is a trademark of Glaxo Group Limited. Copaxone is a registered trademark of Teva Pharmacetuicals Industries Ltd. Lantus is a registered trademark of Sanofi-Aventis Deutschland GMBH. Herceptin is a registered trademark of Genentech, Inc. Neulasta is a registered trademark of Amgen Inc. Tysabri is a registered trademark of Biogen MA Inc. AmerisourceBergen is a registered trademark of Amerisource Heritage Corporation.
CardinalHealth is a registered trademark of Carndinal Health Technologies, LLC. Celesio is a registered trademark of Celesio AG. McKesson is a registered trademark of
McKesson Corporation. Nadro is a trademark of Nadro, S.A.P.I. de C.V. Phoenix Pharma is a trademark of Phoenix Pharma, société par actions simplifiée. World Courier is a registered trademark of World Courier Management, Inc. Boots is a registered trademark of Boots plc. Caremark is a registered trademark of CVS Pharmacy, Inc. CVS Pharmacy is a registered trademark of CVS Pharmacy, Inc. Drugstore.com is a registered trademark of Drugstore.com Inc. Optioncare is a registered trademark of Walgreens Infusion
Services, Inc. RiteAid is a registered trademark of Name Right, L.L.C. Walgreens is a registered trademark of Walgreen Co. Catamaran is a registered trademark of Catamaran
LLC. Express Scripts is a registered trademark of Express Scripts, Inc. Medco is a registered trademark of Medco Health Solutions, Inc. National Medical Health Card Systems, Inc.
is a registered trademark of Catamaran PBM of Illiniois, Inc. Prime Therapeutics is a registered trademark of Prime Therapeutics LLC. Aetna is a registered trademark of Aetna,
Inc. Anthem is a registered trademark of Anthem Insurance Companies, Inc. Cigna is a registered trademark of Cigna Intellectual Property, Inc. Coventry Health Care is a
registered trademark of Coventry Health Care, Inc. Humana is a registered trademark of Humana Inc. Oxford Health Plans is a registered trademark of Oxford Health Plans LLC.
Merck is a registered trademark of Merck Sharp & Dohme Corp. Abbott is a registered trademark of Abbott Laboratories. PacifiCare is a registered trademark of PacifiCare Life and Health Insurance Company. Sierra is a registered trademark of Sierra Health Services, Inc. UnitedHealthcare is a registered trademark of UnitedHealth Group Incorporated.
Wellchoice is a registered trademark of Anthem, Inc. V Valeant is a registered trademark of Valeant Pharmaceuticals International. Alkermes is a registered trademark of Alkermes,
Inc. Shire is a registered trademark of Shire Pharmaceuticals Holdings Ireland Limited. Meda Pharmaceuticals is a registered trademark of Meda AB Corporation. E Endo is a registered trademark of Endo Pharmaceuticals, Inc. Elan is a registered trademark of Elan Corporation plc. FLI Forest Laboratories, Inc. is a registered trademark of Forest
Laboratories, Inc. WC Warner Chilcott is a registered trademark of Warner Chilcott Company, LLC. Salix is a registered trademark of Salix Pharmaceuticals, Ltd. Cubist is a registered trademark of Cubist Pharmaceuticals, Inc. Allergan is a registered trademark of Allergan, Inc. Teva is a registered trademark of Teva Pharmaceuticals Industries Ltd. JP
Jazz Pharmaceuticals is a registered trademark of Jazz Pharmaceuticals, Inc. Aspen Holdings is a registered trademark of Aspen Pharmacare Holdings Limited. Par
Pharmaceutical is a registered trademark of Par Pharmaceutical Companies, Inc. Lupin Pharmaceuticals, Inc. is a registered trademark of Lupin Pharmaceuticals, Inc. Sun
Pharma is a registered trademark of Sun Pharmaceutical Industries Limited. Dr. Reddy's is a registered trademark of Dr. Reddy's Laboratories Limited. Hospira is a registered trademark of Hospira, Inc. Cipla is a registered trademark of Cipla Ltd. M Mallinckrodt is a registered trademark of Mallinckrodt Brand Pharmaceuticals, Inc.
All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with, or endorsement or sponsorship of Mylan by such other party.
NO PROFIT FORECAST / ASSET VALUATIONS
To the extent that any Mylan quarterly results and/or the calendar year 2015 guidance contained or summarized in this communication constitute a profit forecast for the purposes of Rule 28 of the Irish Takeover Rules, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this communication is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or
Perrigo as appropriate. No statement in this communication constitutes an asset valuation.
SYNERGY STATEMENT

There are various material assumptions underlying the statement relating to “at least US $800 million of annual pre-tax operational synergies” (the “Synergy Statement”), which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015
(the “2.5 Announcement”).

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this communication would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Agenda

Mylan’s Long-Standing Strategy and Track Record of Success
Mylan’s
Strategy for Success
Leading portfolio and pipeline, complemented by a powerful commercial platform
~1,400 global pipeline products, including 270 ANDAs pending approval in the U.S. and 47 FTFs
Value-creating M&A and business development, ensuring future financial flexibility
Acquisitions and partnerships driving synergistic growth with existing core operations
Track record of execution driving exceptional shareholder return
27% Adjusted diluted EPS CAGR since 2008 and strong focus on optimal capital allocation
Significant investment in future growth drivers
Billions of anticipated spend fueling an extensive technology platform
Differentiated, large-scale global operating platform
World Class Global Supply Chain with excellent service record
High quality, vertically integrated development and manufacturing operations

Mylan’s Long-Standing Strategy and Track Record of Success
Outstanding Shareholder Returns by Looking Years Ahead and Executing
Generics and specialty
pharmaceutical business
Non-US developed
markets specialty
and branded generics
business
¹ Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated
2015
financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See Supplemental Materials for reconciliation of adjusted diluted EPS to most directly comparable GAAP measure.
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008-2015 adjusted diluted
EPS Growth = 27% CAGR¹
8
®
®
®
2007
2010
2013
2015
Next
2015
2008
2009
2010
2011
2012
2013
2014
2015E

The Perrigo Transaction Creates Sustainable Long-
Term Value for Mylan Shareholders
Continued Execution of Successful Strategic Plan
Further diversifies across product mix, geographies and operations
Creates a paradigm shift in how we do business
Creates a unique platform with the size and scale needed to allow us to accelerate our leading position in our industry
The Combined Companies’ Financial Profile
Drives greater margins, higher growth and more earnings
Creates greater future financial flexibility to continue to return value to shareholders
Synergies and Improved P/E Multiple
Tangible synergies with guidance at the lower end of transaction precedents
Unaffected blended PE multiple of 16x since January 2014
9
1
See slide 15 for precedents.
1
The Transaction Will Create Significant and Sustained Mylan Shareholder Value Through:

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx

Key Terms of Mylan’s Offer for Perrigo
•
$75 in cash plus 2.3 Mylan shares for each Perrigo share
•
Commitment
to
proceed
with
a
tender
offer
by
September
13
under
Irish
Takeover
Rules
with
fully committed financing in place
•
Expected to maintain investment grade status
•
Mylan has made a “hell or high water” commitment to obtain HSR clearance
—
HSR process is well underway
•
Mylan received clearance from the European Commission already on July 29, 2015
•
Mylan
has executed an amendment with the majority of our bridge credit facility lenders that gives
Mylan
full discretion to lower the acceptance condition from 80% to greater than 50% of Perrigo ordinary shares
•
Offer fully values Perrigo with a takeover premium based on public information
•
Once the Mylan shareholder vote is completed, it will not be possible to make non-de minimis
changes
in
the
consideration
in
the
offer
without
an
additional
Mylan
shareholder
vote
th

Unique Combination
Strategic Rationale
Attractive, diversified portfolio with strong
market presence and brand recognition
Scale combination to drive paradigm shift
across industry
Platform for further consolidation
High-quality R&D and manufacturing platform
of 70 global facilities with broad technological
capabilities
Critical mass across Gx, Rx, OTC, and
nutritionals
Uniquely positioned within the evolving industry
Robust commercial infrastructure and market
access capabilities, with significant sales &
marketing synergy potential
Product Mix
Gx
Gx
OTC /
Nutritionals
Source:
Company materials, Mylan management,
and Wall Street research.
¹ Percentages from Mylan / Abbott investor presentation (7/14/14) applied to Mylan sales as of 12/31/14 pro forma for Abbott’s EPD Business (non-US developed markets and branded generics business) as of 12/31/14, as per 8K (3/26/15).
² Percentages from Perrigo investor presentation (4/21/15) applied to Perrigo calendarized revenue as of 12/31/14 as per public filings (10K and 10Q), pro forma for
Perrigo is the Right Next Step to Execute Mylan’s Strategy
Further Diversifies Revenue Base
•
A potential Mylan + Perrigo combination presents a unique opportunity to rebase our entire platform for additional growth in all markets around the world
11
Specialty
Omega
LTM
sales
as
of
12/31/14
based
on
Perrigo
/
Omega
closing
press
release
(5/30/15).
Generics
includes
Perrigo’s
Rx
products
and
API;
Specialty
includes
Perrigo’s
TYSABRI®
royalty
stream.
All
other
products
are
included
in
OTC.
TYSABRI®
is
a
registered
trademark
of
Biogen
MA
Inc.
63%
9%
28%
88%
12%
Specialty

Mylan Adjusted Diluted EPS

Perrigo
Adjusted Diluted EPS
¹ Source:
Mylan
prospectus
supplement
dated
March
30,
2015
and
earnings
release
dated
August
6,
2015.
Note:
2015
figure
represents
the
mid-point
of
the
updated
2015
financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See
Supplemental
Materials
for
reconciliation
of
adjusted
diluted
EPS
to
most
directly
comparable
GAAP
measure.
² Perrigo
EPS
refers
to
calendarized
metrics
for
2008-2011.
2012-2014
based
on
Perrigo
8K
dated
April
21,
2015.
2008-2011
adjusted
diluted
EPS
figures
have
been
calendarized
based
on
quarterly
press
releases.
2015
figures
represent
the
mid-point
of
2015
financial
guidance
ranges
of
$7.50-$8.00
based
on
Perrigo
8-K
dated
August
5,
2015.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See
Supplemental
Materials
for
reconciliation
of
adjusted
diluted
EPS
to
the
most
directly
comparable GAAP measure.
Attractive Financial Profile of Two Growth
Companies
$1.73
$2.36
$3.39
$4.39
$5.31
$6.38
$6.27
$7.75
2008
2009
2010
2011
2012
2013
2014
2015E
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008
2009
2010
2011
2012
2013
2014
2015E
1
2

Attractive Financial Profile of Two Growth
Companies
2015E Adjusted EBITDA Margins¹
Highlights
Pro forma entity expected to generate
~$5.5bn
¹
in
adjusted
2015
EBITDA
or
1.8x
Mylan expected standalone adjusted
EBITDA with run-rate synergies
Run-rate synergies provide ~5% margin
uplift on pro forma basis
Announced synergies resulting from the
transaction are operational synergies
Synergy guidance on the low end of
precedent
estimates
²
13
Standalone
Synergies
30.5%
5.2%
31.5%
28.9%
35.7%
Mylan
Perrigo
Pro-Forma +
Synergies
Source:  Mylan Fourth Quarter 2014 earnings release (filed on form 8K) dated March 2, 2015 and Perrigo Investor Presentation dated April 21, 2015
1
Based on midpoint of guidance as per abovementioned sources. Perrigo 2015E adjusted EBITDA based on adjusted operating margin guidance and 2014A adjusted D&A as a % revenue. Fully synergized adjusted EBITDA margin. For illustrative purposes only, assumes $800mm of estimated pre-tax operational synergies in 2015. Full run-rate synergies are not expected to be realized until the end of year four following the consummation of the offer. Adjusted EBITDA margins from Mylan and Perrigo are non-GAAP financial measures and are calculated as adjusted EBITDA divided by revenue. See Supplemental Materials for each company’s adjusted EBITDA to the most directly comparable GAAP measure.
2
See slide 15 for precedents.

Significant and Sustained Value Creation for Shareholders
Transaction Generates Significant and Tangible Synergies

Total
Operational
Synergies
of
at
least
$800
million
COGS
•
•
•
R&D
•
Sales & Distribution
•
G&A
•
Complementary operating platforms
The synergy estimate was prepared in accordance with the requirements of Rule
19(3)(b)(ii) of the Irish Takeover Rules using a sound process
•
Run-rate expected by the end of year four following the consummation of the offer
¹ Source: As stated in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015.
1
Operational efficiencies and SRA reduction
Limits need for further near-term expansion
Vertical integration and manufacturing rationalization
Overlapping R&D operations to allow for more efficient
and enhanced product development
Opportunity to combine sales infrastructure

Significant and Sustained Value Creation for Shareholders
Mylan
Synergy Guidance is On the Very Low End of Precedent Estimates
Acquirer
Endo
Valeant
Biovail
Actavis
Actavis
Teva
Teva
Endo
Mylan
Target
Auxilium
Medicis
Valeant
Warner
Chilcott
Forest
Labs
Allergan
Gx¹
Mylan
Par
Perrigo
Estimated Run-
Rate Synergies
$175
$225
$175
$400
$1,000
$1,400
$2,000
$175
$800
15
Source: Public filings and press releases
¹
Allergan
Gx
total
cost
is
calculated
based
on
2014
adjusted
metrics
from
Actavis
2015
Investor
Day
presentation
for
the
North
American
Generics
and
International
business.
2
As stated in Mylan’s
announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015; assumes no tax synergies.
50%
46%
36%
35%
33%
31%
28%
16%
16%
34%
2

Note:  Blended multiple has been weighted by market cap contribution
1
Represents undisturbed date. Bloomberg and IBES estimates as of April 7, 2015.
2
Mylan
and Perrigo
generated combined calendar year 2014 cash flows from operations of $1,956mm, assuming no impact from a potential transaction or synergies.
Two-Year Forward P/E Multiple Over Time
Significant and Sustained Value Creation for Shareholders
Mylan and Perrigo 16x Implied Blended Two-Year Forward P/E Multiple
16
Combined Company
Higher Revenue and
Earnings Growth
Larger Global Footprint
Unique Value Proposition
for Customers
Strong Free Cash Flow
Generation
Significant Revenue and
Operational Synergies
5x
10x
15x
20x
25x
January 2014
June 2014
November 2014
April 2015
Average 2Y Forward P/E Multiple
(January 2, 2014 to April 7, 2015)¹
Mylan
13
x
Perrigo
18
Blended
x
x
16
2
Mylan
Perrigo
Blended P/E
Daily from January 2, 2014 to April 7, 2015

Note: This is a pro forma only, not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro forma values are illustrative only and any references to value per share, EPS, share price and P/E should not be treated as targets or profit forecasts. Value per share, EPS, share price and P/E will not necessarily change pursuant to the Perrigo transaction. Mylan and Perrigo Net Income calculated as respective standalone adjusted diluted EPS times respective diluted shares outstanding. Mylan 2015 EPS represents the mid-point of the updated 2015 financial guidance range. Perrigo 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo 8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See pages 49, 52 and 53 for reconciliation of calculations. Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of August
6, 2015 was $55.40 for Mylan and $188.24 for Perrigo.
1
Adjusted
EPS
growth
refers
to
2008
–
2015
growth
rate.
Please
refer
to
slide
12
for
further
information.
Significant and Sustained Value Creation for Shareholders
Putting the Pieces Together: Value Proposition for Mylan Shareholders
17
No
Synergies
Run-Rate
No
Synergies
Run-Rate
$
0
$
250
$
500
$
800
$
0
$
250
$
500
$
800
18
x
$ 77
$ 81
$ 85
$ 91
18
x
$ 80
$ 85
$ 89
$ 94
16
x
$ 68
$ 72
$ 76
$ 80
16
x
$ 71
$ 75
$ 79
$ 83
13
x
$ 56
$ 59
$ 62
$ 65
13
x
$ 58
$ 61
$ 64
$ 68
Synergies
Synergies
PF Mylan Value per Share
at 15% Net Income Growth
PF Mylan Value per Share
at 20% Net Income Growth
Illustrative Sensitivity
Illustrative Sensitivity
2016E P/E
Multiple
Total Value
Per Pro-
Forma Share
Capitalized Value of $650mm
13x
$
8
bn
$
10
After Tax Synergies
16x
$
10
bn
$
12
18x
$
12
bn
$
14
Mylan
and Perrigo
have delivered
historical EPS growth of 27%¹ and
24%¹, respectively

Significant and Sustained Value Creation for Shareholders
Analysts Value Mylan at $70 to $80 / Ordinary Share Pro Forma for the Combination
Analyst
Price
Targets
for
Pro
Forma
Mylan
Combined
with
Perrigo¹
¹ Price targets assuming Mylan acquires Perrigo.
Note: The information on this page is based on targets provided by various analysts. Sources include: Leerink April 09, 2015; RBC April 10, 2015; Bernstein
April 23, 2015;  UBS April 09, 2015; JP Morgan April 24, 2015; Deutsche Bank April 24, 2015.
18
$80.00
$79.00
$75.00
$75.00
$75.00
$70.00
Leerink
RBC
Bernstein
UBS
JPM
DB
Median: $75.00

July 22
nd
Earnings Call
June 16
th
Press Release
Source: Abbott press releases and earnings call.
“As both
Mylan's largest
shareholder and
its
partner through our continued manufacturing
relationships,
Abbott has considered the entire
situation and we believe Mylan's standalone
strategy and acquisition of Perrigo will further
enhance
its platform, is strategically
compelling, value enhancing for
shareholders, and offers a clear path to
completion. In
light of these factors,
we will be
voting in favor of the Perrigo transaction.“
~ Miles D. White, CEO and Chairman of
Abbott Laboratories, June 16, 2015
“I have a little bit of insight… I like the strategy
that Mylan is pursuing and I support it and
endorse it as a shareholder. So from that
perspective I think that this is right now as long
as we are a shareholder we're going to vote in
our interest and Mylan's interest because as
shareholders it certainly directly impacts Abbott
and I think what they're pursuing with their
Perrigo acquisition is something we clearly
endorse… So I'd say we've put our interest
where our best interests lie and that's to
support Mylan's current strategy and current
pursuit of Perrigo
and we get to vote that
ourselves independently. And I think it's important
for not only our shareholders but the other Mylan
shareholders to know that since we're the largest
one and we get to make that decision.”
~ Miles D. White, CEO and Chairman of
Abbott Laboratories, July 22, 2015
Clear Choice for Mylan Shareholders
Mylan’s Largest Shareholder is Supportive of the Perrigo Transaction
Abbott is Mylan’s Largest Shareholder with ~14% of Shares Outstanding. Miles White, the
Company’s CEO and Chairman, Indicated His Admiration for and Support of the Transaction

“Mylan is a good company, Perrigo is a good
company. There are opportunities, but I don't want to
make any specific comments about or speculate
anything about the synergies that could be available
between the two companies…
As to the question about the potential for putting two
companies together like a large OTC company and a
large [global generics player], there is opportunity
for synergies, but I don't want to really speculate on
anything specifically in terms of the match.”
~ Joe Papa, President, Chief Executive Officer and
Chairman of Perrigo April 22, 2015
Question: “[Do] you think there is any
conceptual or strategic value in teaming up
with a company like Mylan?”
“Yes, I've said this publicly. I think Mylan is a
good company, Perrigo is good company.
I think Perrigo believes --
we believe we've
got a very bright future as a stand-alone
independent company. And I think as we see
it, clearly there was some value a year ago,
to be absolutely clear, as they were not
inverted, Perrigo was, we didn't have the
geographic footprint. They did have a big
geographic footprint, so there is some
strategic value.”
~ Joe Papa, President, Chief Executive
Officer and Chairman of Perrigo, May 12,
2015
20
Clear Choice for Mylan Shareholders
Both Parties Believe in the Strategic Rationale for a Potential Combination
Even post announcement, Joe Papa has on a number of occasions stated
publicly that he believes a potential combination could make strategic sense and create opportunities for synergies

Source: Bloomberg, Thomson; shares held are based on the most recently available data as of August 6, 2015 from Irish Rule 8 filings or U.S. 13-F filings as of August 6, 2015
Note: Represents top 12 shareholders of Mylan as of August 6, 2015. Equity value ownership based on Mylan and Perrigo share prices of $55.40 and $188.24, respectively, as of August 6, 2015.
Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo).
1
Illustrative Mylan standalone range of $55 to $65 per ordinary share.
2
Assumes Perrigo standalone April 7, 2015 undisturbed share price of $164.71.
3
Illustrative
Mylan
share
price
of
$65
per
ordinary
share
pro
forma
for
Perrigo
transaction
and
share
price
range
of
$70
to
$80
based
on
range
of
analyst
price
targets
pro forma for Perrigo
transaction.
4
Calculations
based
on
proposed
offer
of
2.3x
Mylan
ordinary
shares
per
Perrigo
ordinary
share
plus
$75
/
Perrigo
ordinary
share
in
cash.
Top 12
Mylan
Shareholder
Ownership
MYL Shares
Owned: 54%
PRGO Shares
Owned: 23%
Clear Choice for Mylan Shareholders
Perrigo Transaction is in the Best Interest of All Mylan Shareholders
Standalone
Approve Acquisition of Perrigo
Increase in value of combined
equity holdings from current
Decrease in value of combined
equity holdings from current
Increase / (decrease) in value of combined equity holdings vs. current
Illustrative MYL Share
Price
1
$55.00
$60.00
$65.00
Mylan
Share
Price
3
$65.00
$70.00
$75.00
$80.00
PRGO Share
Price
2
$164.71
$164.71
$164.71
PRGO Implied
Share Price
4
$224.50
$236.00
$247.50
$259.00
Examples Below
Based on
Illustrative Stock Prices At Transaction Close Excluding Any Impact of Future M&A Activity
1
2
(4)%
2%
8%
18%
26%
34%
42%

Clear Choice for Mylan Shareholders
Perrigo Transaction is in the Best Interest of All Mylan Shareholders

35-45%
Increase
vs
Current
5
30-35%
Increase
vs
Current
5
20-30%
Increase
vs
Current
5
10-20%
Increase
vs
Current
5
0-10% Increase
vs
Current
5
5-10%
Decrease
vs
Current
5
0-5% Decrease
vs
Current
5
Source: Bloomberg, Thomson; shares held are based on the most recently available data as of August 6, 2015 from Irish Rule 8 filings or U.S. 13-F filings as of August 6, 2015
Note: Represents top 12 shareholders of Mylan as of August 6, 2015. Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of August
6, 2015
was
$55.40
for
Mylan
and
$188.24
for
Perrigo.
1
Illustrative Mylan standalone range of $55 to $65 per ordinary share.
2
Assumes Perrigo standalone April 7, 2015 undisturbed share price of $164.71.
3
Illustrative
Mylan
share
price
of
$65
per
ordinary
share
pro
forma
for
Perrigo
transaction
and
share
price
range
of
$70
to
$80
based
on
range
of
analyst
price
targets
pro
forma for Perrigo
transaction.
4
Calculations
based
on
proposed
offer
of
2.3x
Mylan
ordinary
shares
per
Perrigo
ordinary
share
plus
$75
/
Perrigo
ordinary
share
in
cash.
5
Current equity Value based on Mylan and Perrigo share prices of $55.40 and $188.24, respectively, as of August 6, 2015.
Standalone
1
1
2
2
Increase / (decrease) in value of combined equity holdings vs. current
Examples Below
Based on Illustrative Stock Prices At Transaction Close Excluding Any Impact of Future M&A Activity
Equity Value Ownership ($mm)
Equity Value Ownership ($mm)
Illustrative MYL Share Price
1
:
$
55.00
$
60.00
$
65.00
MYL Share Price
3
:
$
65.00
$
70.00
$
75.00
$
80.00
Shareholders
PRGO Share Price
2
:
$
164.71
$
164.71
$
164.71
PRGO Implied Offer Price
4
:
$
224.50
$
236.00
$
247.50
$
259.00
Shareholder A
Shareholder B
Shareholder C
Shareholder D
Shareholder E
Shareholder F
Shareholder G
Shareholder H
Shareholder I
Shareholder J
Shareholder K
Shareholder L
Approve Acquisition of Perrigo

Clear Choice for Mylan Shareholders
Further diversifies across product mix, geographies and operations
Creates a paradigm shift in how we do business
Creates a unique platform with the size and scale needed to allow us to accelerate our leading position in our industry
Mylan has a strong track record of executing on acquisitions
Combination creates a global generics powerhouse
Significant and tangible operational synergies
Synergy
guidance
is
at
the
very
low
end
of
precedents
¹
Enhanced long-term growth and earnings for Mylan shareholders
Blended P/E meaningfully higher than Mylan’s P/E
Value creation for shareholders of both companies
Clear choice is to vote in favor of Perrigo vs. standalone
1
See slide 15 for precedents.

24 Appendices

Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Agenda

Mylan’s Long-Standing Strategy and Track Record of Success
Mylan’s
Strategy for Success
Leading portfolio and pipeline, complemented by a powerful commercial platform
~1,400 global pipeline products, including 270 ANDAs pending approval in the U.S. and 47 FTFs
Value-creating M&A and business development, ensuring future financial flexibility
Acquisitions and partnerships driving synergistic growth with existing core operations
Track record of execution driving exceptional shareholder return
27% Adjusted diluted EPS CAGR since 2008 and strong focus on optimal capital allocation
Significant investment in future growth drivers
Billions of anticipated spend fueling an extensive technology platform
Differentiated, large-scale global operating platform
World Class Global Supply Chain with excellent service record
High quality, vertically integrated development and manufacturing operations

Mylan’s Long-Standing Strategy and Track Record of Success
One of the Leading Global Generics Companies
Investment Highlights for Mylan
Geographic Reach²
¹ Source: Mylan Prospectus supplement dated March 30, 2015.
² Percentages based on “Mylan Acquisition of Abbott’s  Non-U.S. Developed Market Specialty and Branded Generics” presentation dated July 14, 2014 pro forma for Abbott’s EPD Business.
•
Quality,
scale,
flexibility
and
vertical
integration
to deliver the reliability and cost advantages
customers demand
•
Leading API manufacturer, with state-of-the-
art API manufacturing facilities
•
Proven ability to manage the global supply chain
•
Broad capabilities including active pharmaceutical
ingredients, oral solid dose, injectables,
semisolids, ointments/creams and transdermals
•
In 2014, EpiPen® Auto-Injector became Mylan’s first
$1 billion product
•
In 2015, successfully completed the acquisition of
Abbott’s EPD Business
•
Global scale and infrastructure with 2014 production
of 3,600 kilo liters of API, 15 million semi-solid units,
58 billion oral solid doses, 260 million transdermal
patches and 500 million injectable units¹
•
Commercial footprint across 145 countries
•
One of the largest portfolios with ~1,400
products
•
Unparalleled, fully integrated low-cost
manufacturing
capabilities
in
India
with
strong
local presence
North America
48%
Europe
33%
Rest of
World
19%

Mylan’s
Long-Standing Strategy and Track Record of Success
Inspections from January
2012 to December 2014
41
13
6
11
147
Our
facilities
are
inspected
by
our
internal
operations
audit
team
and
health
authorities
for
markets
served
around
the
world
–
and
we
hold
ourselves
to
the
highest
standards.
Many
of
our
sites
serve
multiple
markets.
As
a
result,
they
require
inspections
by
several
health
authorities
from
around
the
world,
including:

Significant Upcoming
Growth Drivers in Core Specialty Markets
Mylan’s Long-Standing Strategy and Track Record of Success
Focused on Delivering Consistent Organic Growth
29
Outpaced
Peers
in
2014
ANDA
Approvals
¹
Mylan
#1
Endo
#2
Apotex
#4
Teva
#3
Sun
#6
Sandoz
#7
Generic Advair® ANDA filing
Generic Seretide® & generic
Flixotide® launches
COMPLEX PRODUCTS
/ BIOLOGICS
RESPIRATORY
INFECTIOUS
DISEASE
INJECTABLES
Generic Copaxone® approval
Generic Lantus® Phase III
Generic Herceptin ® and
Neulasta ® Phase III
Generic Humira® Phase III
Leader in transdermal technology
Portfolio of >230 injectables in
broad range of dosage and
delivery forms
Nearly 50% of global HIV
patients use Mylan products
Hepatitis-C offerings
•
More than 3,700 filings pending regulatory
approval
globally
²
•
270 ANDAs pending FDA approval, including 47
pending
First-to-File
(FTF)
opportunities
3
Allergan
#5
47
1
Mylan Q4 and 2014 Earnings presentation (March 02, 2015), Endo as per 8K dated May 18, 2015 “Endo to Acquire Par Pharmaceutical, Strategically Expanding
Generics Business to a Top 5 Industry Leader” ; Allergan (as “Actavis”) per press release dated February 8, 2015; not pro-forma for sale of generics business to Teva
2
Mylan prospectus supplement (March 30, 2015)
3
Mylan News Release titled “Mylan Launches First Generic Targretin® Capsules” (July 09, 2015).

Mylan’s Long-Standing Strategy and Track Record of Success
Outstanding Shareholder Returns by Looking Years Ahead and Executing
Generics and specialty
pharmaceutical business
Non-US developed
markets specialty
and branded generics
business
¹ Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated
2015
financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See Supplemental Materials for reconciliation of adjusted diluted EPS to most directly comparable GAAP measure.
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008-2015 adjusted diluted
EPS Growth = 27% CAGR¹
30
®
®
®
2007
2010
2013
2015
Next
2015
2008
2009
2010
2011
2012
2013
2014
2015E

Mylan’s Long Standing Strategy and Track Record of Success
Mylan Has a Very Strong Track Record of Delivering Guidance and Exceeding
Street Estimates
•
Over various long-term guidance periods, consensus has adjusted its estimates 20-35% to the upside as Mylan has delivered on the guidance provided
•
As a result, Mylan share price has outperformed analyst price targets over time
Consensus
EPS Outlook
Revisions
Over Time
Share Price
Performance
vs. Analyst
Price
Targets
(4)
2011
2013
2015
Initial
guidance of
$2.00+
(1)
Initial
guidance of
$2.75+
(2)
Initial
guidance of
$4.00-$4.30
(3)
Source:
FactSet, I/B/E/S and Company filings, as of August 6, 2015.
¹
2011
initial
guidance
as
per
Q4-2009
8K
(2/25/2010)
–
“deliver
EPS
in
excess
of
$2
in
2011”.
²
2013
initial
guidance
as
per
Q4-2009
8-K
(2/25/2010)
–
“projecting
EPS
in
excess
of
$2.75
in
2013”.
3
2015
initial
guidance
as
per
Q4-2014
8-K
(3/2/2015)
–
“adjusted
diluted
EPS
is
expected
to
be
in
the
range
of
$4.00
to
$4.30”.
4
Reflects
figures
through
date
prior
to
Perrigo
offer
(4/3/2015).
31
$1.51
$2.04
+35.1%
$1.35
$1.60
$1.85
$2.10
Jan-09
Jan-10
Jan-11
Jan-12
$2.38
$2.89
+21.4%
$2.25
$2.50
$2.75
$3.00
Jan-11
Jan-12
Jan-13
Jan-14
$3.20
$4.14
+29.5%
$3.00
$3.50
$4.00
$4.50
Jan-13
Jan-14
Jan-15
$58.10
$60.00
$10
$30
$50
$70
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Share Price
One-Year Prior Price Target

Mylan’s Long Standing Strategy and Track Record of Success
Track-Record of Delivering Shareholder Value Following Acquisitions
Source: Bloomberg data January 1, 2008 to April 7, 2015, the unaffected date; public filings, and press releases
Note: Annualized TSR per Bloomberg and reflects total return (including price appreciation and reinvested dividends in index or security) as of August 6, 2015
32
Stock has increased over 300% since 2008
Adjusted diluted EPS driven value
creation:
27%
adjusted
diluted
EPS
CAGR
1
Successful execution in core business
while integrating acquisitions
Average annual TSR of ~23% since 2008
vs. S&P TSR of ~7%
Stock has increased over 300% since 2008
Adjusted diluted EPS driven value
creation:
27%
adjusted
diluted
EPS
CAGR
1
Successful execution in core business
while integrating acquisitions
Average annual TSR of ~23% since 2008
vs. S&P TSR of ~7%
2
EPD Business
$0
$10
$20
$30
$40
$50
$60
$70
Jan 08
Jan 09
Jan 10
Feb 11
Feb 12
Mar 13
Mar 14
Apr 15
Mylan
S&P 500
$ 59.57
2067.89
(+329%)
(+43%)
  Source: Mylan prospectus supplement dated March 30, 2015 and earnings release dated August 6, 2015. Note: 2015 figure represents the mid-point of the updated 2015 financial guidance range. Note: CAGR is calculated based on 2008 – 2015 guidance mid-point data. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to most directly comparable GAAP measure.

Represents purchase of 24% of Matrix announced in March, 2009 after initial 72% stake was announced in August 2006.
1
2

Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Agenda

Perrigo is the Right Next Step to Execute Mylan’s Strategy
Perrigo is a Leading Global Healthcare Supplier
Investment Highlights per Perrigo
Diversified Portfolio¹
Global Presence¹
•
Develops, manufactures and distributes OTC, generic
prescription ("Rx") pharmaceuticals, nutritional products and
API, and has a specialty sciences business
•
World's largest manufacturer of OTC healthcare
products for the store brand market
•
#1 market position in infant formula (SB), extended
topicals (GRx) and Animal health (SB)
•
Quality excellence across 23 global sites
•
Critical mass  with +50B dosages per year
•
Mass customization with 3,000 unique formulas plus 18,000
SKUs
•
Acquired Elan on December 18, 2013 for a purchase price
totaling approximately $9.5 billion
•
Approximately 10,220
employees worldwide
•
Headquartered in Dublin, Ireland
¹ Percentages are stated as a percent of 2014 fiscal year sales pro forma for Omega.
Source:  Perrigo Barclays Conference investor presentation (March 11, 2015)
Note: Tysabri® is a registered trademark of Biogen MA Inc.
Rx
API &
Other
4%
Tysabri®
Royalty
3%
Consumer
Healthcare
39%
Nutritionals
10%
Branded
Health
28%
16%
Consumer
~75% is
consumer
facing
US
57%
ROW
43%

Perrigo is the Right Next Step to Execute Mylan’s Strategy
Shifting Paradigm Among Customers and Payors…
Most Customer Channels have Consolidated to 2-3 players
Source: CapIQ, Bloomberg, Wall Street research
Note: The Aetna / Humana and  Anthem / Cigna transactions have not closed.
35
Distribution
Retail Pharmacy
PBMs
Managed Care

Source: CapIQ, Bloomberg, Wall Street Research
Note: Mylan / Perrigo and Teva / Allergan Gx have not closed.

Branded
Branded + Generics
Generics
Generics + OTC
OTC
Perrigo is the Right Next Step to Execute Mylan’s Strategy
…In Line With Increased Consolidation Among Specialty Pharma Companies

Unique Combination
Strategic Rationale
Product Mix
Specialty
Gx
Gx
OTC /
Nutritionals
Source:
Company
materials,
Mylan
management,
and
Wall
Street
research.
¹ Percentages from Mylan / Abbott investor presentation (7/14/14) applied to Mylan sales as of 12/31/14 pro forma for Abbott’s EPD Business (non-US developed markets and branded generics business) as of 12/31/14, as per 8K (3/26/15).
² Percentages from Perrigo investor presentation (4/21/15) applied to Perrigo calendarized revenue as of 12/31/14 as per public filings (10K and 10Q), pro forma for
Omega
LTM
sales
as
of
12/31/14
based
on
Perrigo
/
Omega
closing
press
release
(5/30/15).
Generics
includes
Perrigo’s
Rx
products
and
API;
Specialty
includes
Perrigo’s
TYSABRI®
royalty
stream.
All
other
products
are
included
in
OTC.
TYSABRI®
is
a
registered
trademark
of
Biogen
MA
Inc.
Perrigo is the Right Next Step to Execute Mylan’s Strategy
Further Diversifies Revenue Base
•
A potential Mylan + Perrigo combination presents a unique opportunity to rebase our entire platform for additional growth in all markets around the world
37
Specialty
12%
88%
28%
63%
9%
Attractive
, diversified portfolio with strong
market presence and brand recognition
Scale combination to drive paradigm shift
across industry
Platform for further consolidation
High
-quality R&D and manufacturing platform
of 70 global facilities with broad technological
capabilities
Critical mass across Gx, Rx, OTC, and
nutritionals
Uniquely positioned within the evolving industry
Robust commercial infrastructure and market
access capabilities, with significant sales &
marketing synergy potential

Perrigo is the Right Next Step to Execute Mylan’s Strategy
Generics Powerhouse with an Unprecedented Global Manufacturing
Platform and Supply Chain
India
Australia
Ireland
Israel
China
U.K.
Mexico
Brazil
West Virginia, Vermont
Texas
Michigan
Minnesota
South
Carolina
New York
Japan
Malaysia
France
Poland
Hungary
Puerto Rico
Mylan
Perrigo
¹ Adds 31 for Perrigo (source: Perrigo: Investor presentation: “Creating Superior Value for Shareholders” dated April 21, 2015) with 39 from Mylan (source: Mylan prospectus supplement dated March 30, 2015).
38
Ohio, Virginia
Flexibility
Quality
Reliability
Footprint of 70 manufacturing sites around the world (39 Mylan; 31 Perrigo)
1

Gx
Rx
OTC
Physicians
Retail &
Pharmacy
Wholesalers
Governments
Institutions
Perrigo is the Right Next Step to Execute Mylan’s Strategy
Unmatched Ability to Deliver for Customers
Quality
Differentiated
Technologies
Supply
Reliability
Broad Product
Offering
Service
Excellence
Operational
Leverage
•
Operational
leverage
and
critical
mass
across
all
customer
channels
with
potential
to
distribute
portfolio
across channels—selling One Mylan around the world
•
Powerful
platform
to
bring
the
most
value
to
our
customers
through
a
broader
range
of
products
and
services and meaningful healthcare solutions
•
Opportunity to leverage commercial best practices
•
Aligned
with
macro
trends
and
industry
environment
with
evolving
distributor
and
payor
dynamics
and
need
for
scale
and
reach
-
uniquely
positioned
to
capture
market
share
in
>$37
billion
of
Rx
to
OTC
switches

¹ Source:  Barclays Global Healthcare Conference Perrigo presentation (March 11, 2015).
1

“From a business combination perspective, this makes
sense to us as it brings together two companies with
arguably best-in-class operations in the generic (MYL) and
OTC (PRGO) spaces. Therefore, a combined entity, which
could result in a best-of-breed, highly diversified generic
Rx/OTC company, and have meaningful potential for
operational synergies, is conceptually appealing in our view.”
–
BAML
1
We can say that the combination of these companies makes
a lot of strategic sense to us… MYL represents a de-
risking as PRGO would otherwise be in a multi-year
globalization phase.”
–
Deutsche Bank
5
“We believe a combination between MYL and PRGO would
offer a unique value proposition to their customers based
on PRGO’s unique “front of the store” OTC business
combined with MYL’s “behind the pharmacists counter”
generics franchise.”
–
Barclays
2
“Complementary dosage forms would round out the combined
portfolio: the companies' portfolios could be highly
complementary, combining MYL’s strengths in oral solids,
injectables and inhalants, with PRGO's leadership in
dermatologicals.” –
Wells Fargo
4
1
Bank of America Merrill Lynch, “MYL not waiting for an Rx to buy OTC”, 8 April 2015
2
Barclays, “U.S. Specialty Pharmaceuticals Center of the Storm”, 8 April 2015
3
Deutsche Bank, “Deal Could Make a Ton of Sense”, 8 April 2015
4
Wells Fargo, “MYL: Initial Impressions Of The PRGO Proposal”, 8 April 2015
5
Deutsche Bank, “Deal Could Make a Ton of Sense”, 8 April 2015
6
Stifel, “MYL Bid puts PRGO in Play”, 8 April 2015
7
CNBC’s Mad Money, 8 April 2015
“Following 1-2 years of underperformance (at PRGO), we
think shareholders might appreciate this opportunity” –
Stifel
6
"We believe MYL’s Chairman’s letter to PRGO makes a
compelling case for the business combination”
–
Deutsche Bank
3
“These two would be a match made in heaven”
7
–
Jim Cramer
Perrigo is the Right Next Step to Execute Mylan’s Strategy
Analysts Applaud the Strategic Merits of the Combination

Agenda
Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Attractive Financial Profile of Two Growth
Companies
Attractive
Growth
Profile
Large
Synergy
Opportunity
Multiple
Expansion
•
Increased scale and combination of two high-quality, complementary portfolios will provide the combined entity with a robust growth pathway notably through:
–
A powerful commercial platform with reach across all customer channels
–
Critical mass in specialty brands, generics, OTC and nutritional products
•
At least $800mm of annual pre-tax operational synergies, estimated by year 4 following consummation
of
the
offer
1
–
Confidence in delivering estimated synergies given Mylan’s proven track-record
–
Guidance
at
the
low
end
of
precedent
estimates
2
•
Attractive equity story driven by a strong strategic fit and highly attractive financial profile
–
Multiple expansion for Mylan shareholders, further contributing to shareholder value creation
–
Blended two year forward P/E multiple of 16x on average since
January 2014
42
1
As stated in Mylan’s
announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015; assumes no tax synergies.
2
See slide 15 for precedents.

Mylan¹

Note:  Revenue and revenue CAGRs refer to calendar year financials and CAGRs. $ in billions.
¹
Mylan
financials
as
per
8K
dated
March
2,
2015
for
2014
and
8K
dated
February
19,2009
for
2008.
*2008
represents
total
adjusted
revenue.
²
2014
financials
as
per
Perrigo
“FY15
–
Year
End
and
Segment
Recast”.
2008
financials
as
per
8K
on
February
3,
2009.
2008
revenue
has
been
calendarized.
Perrigo²
Pro Forma
Attractive Financial Profile of Two Growth
Companies
Strong Historical Top-Line Growth
$4.7
$7.7
2008*
2014
$1.9
$4.2
2008
2014
$6.6
2008
2014
$11.9

Mylan
Adjusted
Diluted
EPS
1
44
Perrigo
Adjusted
Diluted
EPS
2
¹
Source:
Mylan
prospectus
supplement
dated
March
30,
2015
and
earnings
release
dated
August
6,
2015.
Note:
2015
figure
represents
the
mid-point
of
the
updated
2015
financial
guidance
range.
Note:
CAGR
is
calculated
based
on
2008
–
2015
guidance
mid-point
data.
Adjusted
diluted
EPS
is
a
non-GAAP
financial
measure.
See
Supplemental Materials for reconciliation of adjusted diluted EPS to most directly comparable GAAP measure.
Attractive Financial Profile of Two Growth
Companies
$0.80
$1.30
$1.61
$2.04
$2.59
$2.89
$3.56
$4.25
2008
2009
2010
2011
2012
2013
2014
2015E
$1.73
$2.36
$3.39
$4.39
$5.31
$6.38
$6.27
$7.75
2008
2009
2010
2011
2012
2013
2014
2015E
² Perrigo EPS refers to calendarized metrics for 2008-2011. 2012-2014 based on Perrigo 8K dated April 21, 2015. 2008-2011 adjusted diluted EPS figures have been calendarized based on quarterly press releases. 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo
8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.

Source:  Mylan
Fourth Quarter 2014 earnings release (filed on form 8K) dated March 2, 2015 and Perrigo Investor Presentation dated April 21, 2015 adjusted D&A as a % revenue. Fully synergized adjusted EBITDA margin. For illustrative purposes only, assumes $800mm of estimated pre-tax operational synergies
in
2015.
Full
run-rate
synergies
are
not
expected
to
be
realized
until
the
end
of
year
four
following
the
consummation
of
the
offer.
Adjusted
EBITDA
margins from Mylan and Perrigo are non-GAAP financial measures and are calculated as adjusted EBITDA divided by revenue. See Supplemental Materials for each company’s adjusted EBITDA to the most directly comparable GAAP measure.
2
See slide 15 for precedents.
Attractive Financial Profile of Two Growth
Companies
2015E Adjusted EBITDA Margins¹
Highlights
Pro forma entity expected to generate
~$5.5bn
1
in
adjusted
2015
EBITDA
or
1.8x
Mylan expected standalone adjusted
EBITDA with run-rate synergies
Run-rate synergies provide ~5% margin
uplift on pro forma basis
Announced synergies resulting from the
transaction are operational synergies
Synergy guidance on the low end of
precedent
estimates
2
45
Standalone
Synergies
30.5%
5.2%
31.5%
28.9%
35.7%
Mylan
Perrigo
Pro-Forma +
Synergies
1
Based on midpoint of guidance as per abovementioned sources. Perrigo 2015E adjusted EBITDA based on adjusted operating margin guidance and 2014A

Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan
Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Agenda

Significant and Sustained Value Creation for Shareholders
Transaction Generates Significant and Tangible Synergies

Total
Operational
Synergies
of
at
least
$800
million
1
COGS
•
•
•
R&D
•
Sales & Distribution
•
G&A
•
Complementary operating platforms
The synergy estimate was prepared in accordance with the requirements of Rule
19(3)(b)(ii) of the Irish Takeover Rules using a sound process
•
Run-rate expected by the end of year four following the consummation of the offer
¹ Source: As stated in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015.
Operational efficiencies and SRA reduction
Limits need for further near-term expansion
Vertical integration and manufacturing rationalization
Overlapping R&D operations to allow for more efficient
and enhanced product development
Opportunity to combine sales infrastructure

Significant and Sustained Value Creation for Shareholders
Mylan
Synergy Guidance is On the Very Low End of Precedent Estimates
Acquirer
Endo
Valeant
Biovail
Actavis
Actavis
Teva
Teva
Endo
Mylan
Target
Auxilium
Medicis
Valeant
Warner
Chilcott
Forest
Labs
Allergan
Gx¹
Mylan
Par
Perrigo
Estimated Run-
Rate Synergies
$175
$225
$175
$400
$1,000
$1,400
$2,000
$175
$800
2
48
Source: Public filings and press releases
Allergan
Gx
total
cost
is
calculated
based
on
2014
adjusted
metrics
from
Actavis
2015
Investor
Day
presentation
for
the
North
American
Generics
and
International
business.
2
As stated in Mylan’s
announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015; assumes no tax synergies.
50%
46%
36%
35%
33%
31%
28%
16%
16%
34%
1

Significant and Sustained Value Creation for Shareholders
Pro-Forma Net Income and Synergy Value / Share

Illustrative 2016 Net Income Growth
Pro-Forma Net Income and Earnings Per Share
2015E
15%
20%
Mylan Net Income ($mm)¹
$
2,213
Perrigo Net Income¹
1,141
Interest Expense, After-Tax²
(161)
Pro Forma Net Income Excluding Synergies ($mm)
$
3,194
$
3,673
$
3,833
Annual Synergies Pre-Tax
800
800
800
Annual Synergies After-Tax
650
650
650
Pro Forma Net Income Including Synergies ($mm)
$
3,844
$
4,323
$
4,483
Mylan Standalone Share Count
521
521
Mylan Shares Issued to Perrigo
339
339
Pro Forma Share Count
860
860
PF Adjusted Diluted EPS Excluding Synergies
$
4.27
$
4.46
Implied EPS for Perrigo Shareholders (Excluding $75 / Share Cash)
$9.83
$10.26
PF Adjusted Diluted EPS Including Synergies
$
5.03
$
5.22
Implied EPS for Perrigo Shareholders (Excluding $75 / Share Cash)
$11.57
$12.00
Mylan Ownership %
61%
Perrigo Ownership %
39%
Note: This is a pro forma only, not a target or profit forecast. For illustrative purposes only, the pro forma is prepared on a fully synergized basis, although as previously stated, synergies are expected to be realized over a four year period. Nothing in this slide is intended to be a profit forecast. Pro forma values are illustrative only and any references to EPS, share price and P/E should not be treated as targets or profit forecasts. EPS, share price and P/E will not necessarily change pursuant to the Perrigo transaction.
1
Mylan and Perrigo Net Income calculated as respective standalone adjusted diluted EPS times respective diluted shares outstanding. Mylan 2015 EPS represents the mid-point of the updated 2015 financial guidance range. Perrigo 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo
8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure.
2
Assumes transaction debt interest rate at L+1.5% per bridge commitment (includes funding as well as duration fees). Assumes 3-month LIBOR of 0.2936%. Assumes
Perrigo debt is not refinanced. Assumes transaction debt of $11.0bn.

Note:  Blended multiple has been weighted by market cap contribution
1
Represents undisturbed date. Bloomberg and IBES estimates as of April 7, 2015.
2
Mylan
and Perrigo
generated combined calendar year 2014 cash flows from operations of $1,956mm, assuming no impact from a potential transaction or synergies.
Two-Year Forward P/E Multiple Over Time
Significant and Sustained Value Creation for Shareholders
Mylan and Perrigo 16x Implied Blended Two-Year Forward P/E Multiple
50
Combined Company
Higher Revenue and
Earnings Growth
Larger Global Footprint
Unique Value Proposition
for Customers
Strong Free Cash Flow
Generation
2
Significant Revenue and
Operational Synergies
Mylan
Perrigo
Blended P/E
5x
10x
15x
20x
25x
January 2014
June 2014
November 2014
April 2015
Daily from January 2, 2014 to April 7, 2015
Average 2Y Forward P/E Multiple
(January 2, 2014 to April 7, 2015)¹
Mylan
13
x
Perrigo
18
x
Blended
16
x

Significant and Sustained Value Creation for Shareholders
Putting the Pieces Together: Value Proposition for Mylan Shareholders

No
Synergies
Run-Rate
No
Synergies
Run-Rate
$
0
$
250
$
500
$
800
$
0
$
250
$
500
$
800
18
x
$ 77
$ 81
$ 85
$ 91
18
x
$ 80
$ 85
$ 89
$ 94
16
x
$ 68
$ 72
$ 76
$ 80
16
x
$ 71
$ 75
$ 79
$ 83
13
x
$ 56
$ 59
$ 62
$ 65
13
x
$ 58
$ 61
$ 64
$ 68
Synergies
Synergies
PF Mylan Value per Share
at 15% Net Income Growth
PF Mylan Value per Share
at 20% Net Income Growth
Illustrative Sensitivity
Illustrative Sensitivity
2016E P/E
Multiple
Total Value
Per Pro-
Forma Share
Capitalized Value of $650mm
13x
$
8
bn
$
10
After Tax Synergies
16x
$
10
bn
$
12
18x
$
12
bn
$
14
Mylan
and Perrigo
have delivered
historical EPS growth of 27%¹ and
24%¹, respectively
1
Adjusted EPS growth refers to 2008
–
2015 growth rate. Please refer to slide 12 for further information.
Note: This is a pro forma only, not a target or profit forecast. Nothing in this slide is intended to be a profit forecast. Pro forma values are illustrative only and any references to value per share, EPS, share price and P/E should not be treated as targets or profit forecasts. Value per share, EPS, share price and P/E will not necessarily change pursuant to the Perrigo transaction. Mylan and Perrigo Net Income calculated as respective standalone adjusted diluted EPS times respective diluted shares outstanding. Mylan 2015 EPS represents the mid-point of the updated 2015 financial guidance range. Perrigo 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo 8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See pages 49, 52 and 53 for reconciliation of calculations. Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of August 6, 2015 was $55.40 for
Mylan and $188.24 for Perrigo.

Significant and Sustained Value Creation for Shareholders
Pro-Forma Value / Share Today Assuming Illustrative 15% 2016E Net Income Growth

No Synergies
Illustrative Sensitivity
Run-Rate
Pro-Forma 2016 Net Income ($mm)
2016 Stand-Alone Net Income
$
3,673
$
3,673
$
3,673
$
3,673
Synergies Pre Tax
0
250
500
800
Synergies After Tax
0
203
406
650
PF 2016 Net Income Adj. for Synergies ($mm)
$
3,673
$
3,876
$
4,079
$
4,323
Pro-Forma Share Count
860
860
860
860
PF 2016 EPS Adj. for Synergies
$4.27
$4.51
$4.75
$5.03
Mylan P/E Multiple
P/E
13
x
13
x
13
x
13
x
Pro-Forma Market Cap at Mylan P/E ($bn)
$
48
$
50
$
53
$
56
Pro-Forma Value Per Share for Mylan ($bn)
$
56
$
59
$
62
$
65
Implied Value to Perrigo Shareholders
$203
$210
$217
$225
Blended P/E Multiple
P/E
16
x
16
x
16
x
16
x
Pro-Forma Market Cap at Blended P/E ($bn)
$
59
$
62
$
65
$
69
Pro-Forma Value Per Share for Mylan ($bn)
$
68
$
72
$
76
$
80
Implied Value to Perrigo Shareholders
$232
$241
$250
$260
Perrigo P/E Multiple
P/E
18
x
18
x
18
x
18
x
Pro-Forma Market Cap at Perrigo P/E ($bn)
$
66
$
70
$
73
$
78
Pro-Forma Value Per Share for Mylan ($bn)
$
77
$
81
$
85
$
91
Implied Value to Perrigo Shareholders
$252
$262
$271
$283
Note: This is a pro forma only, not a target or profit forecast. The pro forma is prepared on a fully synergized basis, although as previously announced, synergies are expected to be realized over a four year period. Nothing in this slide is intended to be a profit forecast. Pro forma values are illustrative only and any references to EPS, share price and P/E should not be treated as targets or profit forecasts. EPS, share price and P/E will not necessarily change pursuant to the Perrigo transaction. Mylan and Perrigo Net Income calculated as respective standalone adjusted diluted EPS times respective diluted shares outstanding.
Mylan 2015 EPS represents the mid-point of the updated 2015 financial guidance range. Perrigo 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo 8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental
Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure. Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of August 6, 2015 was $55.40 for Mylan and $188.24 for Perrigo.

Significant and Sustained Value Creation for Shareholders
Pro-Forma Value / Share Today Assuming Illustrative 20% 2016E Net Income Growth

No Synergies
Illustrative Sensitivity
Run-Rate
Pro-Forma 2016 Net Income ($mm)
2016 Stand-Alone Net Income
$
3,833
$
3,833
$
3,833
$
3,833
Synergies Pre Tax
0
250
500
800
Synergies After Tax
0
203
406
650
PF 2016 Net Income Adj. for Synergies ($mm)
$
3,833
$
4,036
$
4,239
$
4,483
Pro-Forma Share Count
860
860
860
860
PF 2016 EPS Adj. for Synergies ($mm)
$4.46
$4.70
$4.93
$5.22
Mylan P/E Multiple
P/E
13
x
13
x
13
x
13
x
Pro-Forma Market Cap at Mylan P/E ($bn)
$
50
$
52
$
55
$
58
Pro-Forma Value Per Share for Mylan ($bn)
$
58
$
61
$
64
$
68
Implied Value to Perrigo Shareholders
$208
$215
$222
$231
Blended P/E Multiple
P/E
16
x
16
x
16
x
16
x
Pro-Forma Market Cap at Blended P/E ($bn)
$
61
$
65
$
68
$
72
Pro-Forma Value Per Share for Mylan ($bn)
$
71
$
75
$
79
$
83
Implied Value to Perrigo Shareholders
$239
$248
$256
$267
Perrigo P/E Multiple
P/E
18
x
18
x
18
x
18
x
Pro-Forma Market Cap at Perrigo P/E ($bn)
$
69
$
73
$
76
$
81
Pro-Forma Value Per Share for Mylan ($bn)
$
80
$
85
$
89
$
94
Implied Value to Perrigo Shareholders
$260
$269
$279
$291
Note: This is a pro forma only, not a target or profit forecast. The pro forma is prepared on a fully synergized basis, although as previously announced, synergies are expected to be realized over a four year period. Nothing in this slide is intended to be a profit forecast. Pro forma values are illustrative only and any references to EPS, share price and P/E should not be treated as targets or profit forecasts. EPS, share price and P/E will not necessarily change pursuant to the Perrigo transaction. Mylan and Perrigo Net Income calculated as respective standalone adjusted diluted EPS times respective diluted shares outstanding. Mylan 2015 EPS represents the mid-point of the updated 2015 financial guidance range. Perrigo 2015 figures represent the mid-point of 2015 financial guidance ranges of $7.50-$8.00 based on Perrigo 8-K dated August 5, 2015. Adjusted diluted EPS is a non-GAAP financial measure. See Supplemental Materials for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure. Unaffected share price as of April 7, 2015 ($59.57 for Mylan; $164.71 for Perrigo). Share price as of August 6, 2015 was $55.40 for Mylan and $188.24 for Perrigo.

Significant and Sustained Value Creation for Shareholders
Analysts Value Mylan at $70 to $80 / Ordinary Share Pro Forma for the Combination
Analyst
Price
Targets
for
Pro
Forma
Mylan
Combined
with
Perrigo¹
¹ Price targets assuming Mylan acquires Perrigo.
Note: The information on this page is based on targets provided by various analysts. Sources include: Leerink April 09, 2015; RBC April 10, 2015; Bernstein April 23, 2015;
UBS April 09, 2015; JP Morgan April 24, 2015; Deutsche Bank April 24, 2015.
54
$80.00
$79.00
$75.00
$75.00
$75.00
$70.00
Leerink
RBC
Bernstein
UBS
JPM
DB
Median: $75.00

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx

Agenda
Executive Summary
Appendices:
•
Mylan’s
Long-Standing
Strategy
and
Track
Record
of
Success
•
Perrigo
is
the
Right
Next
Step
to
Execute
Mylan’s
Strategy
•
Attractive
Financial
Profile
of
Two
Growth
Companies
•
Significant
and
Sustained
Value
Creation
for
Mylan
Shareholders
•
Clear
Choice
for
Mylan
Shareholders
•
Supplemental Materials

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx

July 22
nd
Earnings Call
June 16
th
Press Release
Source: Abbott press releases and earnings call.
“As
both
Mylan's
largest
shareholder
and
its
partner
through
our
continued
manufacturing
relationships,
Abbott
has
considered
the
entire
situation
and
we
believe
Mylan's
standalone
strategy
and
acquisition
of
Perrigo
will
further
enhance
its
platform,
is
strategically
compelling,
value
enhancing
for
shareholders,
and
offers
a
clear
path
to
completion.
In
light
of
these
factors,
we
will
be
voting
in
favor
of
the
Perrigo
transaction.“
~
Miles
D.
White,
CEO
and
Chairman
of
Abbott
Laboratories,
June
16,
2015
“I
have
a
little
bit
of
insight…
I
like
the
strategy
that
Mylan
is
pursuing
and
I
support
it
and
endorse
it
as
a
shareholder.
So
from
that
perspective
I
think
that
this
is
right
now
as
long
as
we
are
a
shareholder
we're
going
to
vote
in
our
interest
and
Mylan's
interest
because
as
shareholders
it
certainly
directly
impacts
Abbott
and
I
think
what
they're
pursuing
with
their
Perrigo
acquisition
is
something
we
clearly
endorse…
So
I'd
say
we've
put
our
interest
where
our
best
interests
lie
and
that's
to
support
Mylan's
current
strategy
and
current
pursuit
of
Perrigo
and
we
get
to
vote
that
ourselves
independently.
And
I
think
it's
important
for
not
only
our
shareholders
but
the
other
Mylan
shareholders
to
know
that
since
we're
the
largest
one
and
we
get
to
make
that
decision.”
~
Miles
D.
White,
CEO
and
Chairman
of
Abbott
Laboratories,
July
22,
2015
Abbott
is
Mylan’s
Largest
Shareholder
with
~14%
of
Shares
Outstanding.
Miles
White,
the
Company’s
CEO
and
Chairman,
Indicated
His
Admiration
for
and
Support
of
the
Transaction
Clear Choice for Mylan Shareholders
Mylan’s Largest Shareholder is Supportive of the Perrigo Transaction

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx
“Mylan
is
a
good
company,
Perrigo
is
a
good
company.
There
are
opportunities,
but
I
don't
want
to
make
any
specific
comments
about
or
speculate
anything
about
the
synergies
that
could
be
available
between
the
two
companies…
As
to
the
question
about
the
potential
for
putting
two
companies
together
like
a
large
OTC
company
and
a
large
[global
generics
player],
there
is
opportunity
for
synergies,
but
I
don't
want
to
really
speculate
on
anything
specifically
in
terms
of
the
match.”
~
Joe
Papa,
President,
Chief
Executive
Officer
and
Chairman
of
Perrigo
April
22,
2015
Question:
“[Do]
you
think
there
is
any
conceptual
or
strategic
value
in
teaming
up
with
a
company
like
Mylan?”
“Yes,
I've
said
this
publicly.
I
think
Mylan
is
a
good
company,
Perrigo
is
good
company.
I
think
Perrigo
believes
--
we
believe
we've
got
a
very
bright
future
as
a
stand-alone
independent
company.
And
I
think
as
we
see
it,
clearly
there
was
some
value
a
year
ago,
to
be
absolutely
clear,
as
they
were
not
inverted,
Perrigo
was,
we
didn't
have
the
geographic
footprint.
They
did
have
a
big
geographic
footprint,
so
there
is
some
strategic
value.”
~
Joe
Papa,
President,
Chief
Executive
Officer
and
Chairman
of
Perrigo,
May
12,
2015
57
Clear Choice for Mylan Shareholders
Both Parties Believe in the Strategic Rationale for a Potential Combination
Even post announcement, Joe Papa has on a number of occasions stated
publicly that he believes a potential combination could make strategic sense and create opportunities for synergies

PF Equity Value of Mylan Shares
$19.9bn
Equity Value of Mylan Shares
$15.9bn
PF Equity Value of Perrigo Shares
$8.4bn
Equity Value of Perrigo Shares
$5.6bn
Total PF Equity Value
$28.3bn
Total Equity Value
$21.5bn
Total Increase/(Decrease) in Equity Value
34%
Total Increase/(Decrease) in
Equity Value
2%
Clear Choice for Mylan Shareholders
Perrigo Transaction is in the Best Interest of All Mylan Shareholders
Approve Acquisition of Perrigo
Assumes
PF
Price
of
$75/Share
for
MYL
and
$247.50/Share
for
PRGO
2
1
Standalone
Assumes Price of $60/Share for MYL and $164.71/Share for PRGO³
2
Source: Bloomberg, Thomson
Note:
shares
held
are
based
on
the
most
recently
available
data
as
of
August
6,
2015
from
Irish
Rule
8
filings
or
U.S.
13-F
filings
as
of
August
6,
2015.
1
Represents
top
12
shareholders
of
Mylan
as
of
August
6,
2015.
Equity
value
ownership
based
on
Mylan
and
Perrigo
share
prices
of
$55.40
and
$188.24,
respectively,
as
of
August
6,
2015.
Unaffected
share
price
as
of
April
7,
2015
($58.10
for
Mylan;
$164.71
for
Perrigo).
²
Prices
based
on
range
of
analyst
price
targets
pro
forma
for
Perrigo
transaction.
Implied
Perrigo
share
price
based
on
proposed
offer
of
2.3x
Mylan
ordinary
shares
per
Perrigo
ordinary
share
plus
$75
/
Perrigo
ordinary
share
in
cash.
³
Illustrative
Mylan
share
price
of
$60
per
ordinary
share.
Assumes
Perrigo
standalone
April
7,
2015
undisturbed
share
price
of
$164.71.
Total Mylan Shares Owned
265m
Equity
Value in Mylan
as of August 6, 2015¹
$14.7bn
Total Perrigo Shares Owned
34m
Equity Value in Perrigo
as of August 6, 2015¹
$6.4bn
Total Current
Equity Value
$21.1bn
Top 12 Shareholders Current Holdings

Source:
Bloomberg,
Thomson;
shares
held
are
based
on
the
most
recently
available
data
as
of
August
6,
2015
from
Irish
Rule
8
filings
or
U.S.
13-F
filings
as
of
August
6,
2015
Note:
Represents
top
12
shareholders
of
Mylan
as
of
August
6,
2015.
Equity
value
ownership
based
on
Mylan
and
Perrigo
share
prices
of
$55.40
and
$188.24,
respectively,
as
of
August
6,
2015.
Unaffected
share
price
as
of
April
7,
2015
($59.57
for
Mylan;
$164.71
for
Perrigo).
1
Illustrative
Mylan
standalone
range
of
$55
to
$65
per
ordinary
share.
2
Assumes
Perrigo
standalone
April
7,
2015
undisturbed
share
price
of
$164.71.
3
Illustrative
Mylan
share
price
of
$65
per
ordinary
share
pro
forma
for
Perrigo
transaction
and
share
price
range
of
$70
to
$80
based
on
range
of
analyst
price
targets
pro
forma
for
Perrigo
transaction.
4
Calculations
based
on
proposed
offer
of
2.3x
Mylan
ordinary
shares
per
Perrigo
ordinary
share
plus
$75
/
Perrigo
ordinary
share
in
cash.
Top 12
Mylan
Shareholder
Ownership
MYL Shares
Owned: 54%
PRGO Shares
Owned: 23%
Clear Choice for Mylan Shareholders
Perrigo Transaction is in the Best Interest of All Mylan Shareholders
Standalone
1
Approve Acquisition of Perrigo
2
Increase in value of combined
equity holdings from current
Decrease in value of combined
equity holdings from current
Increase / (decrease) in value of combined equity holdings vs. current
Illustrative MYL Share
Price
1
$55.00
$60.00
$65.00
Mylan
Share
Price
3
$65.00
$70.00
$75.00
$80.00
PRGO Share
Price
2
$164.71
$164.71
$164.71
PRGO Implied
Share Price
4
$224.50
$236.00
$247.50
$259.00
Examples Below
Based on
Illustrative Stock Prices At Transaction Close Excluding Any Impact of Future M&A Activity

Clear Choice for Mylan Shareholders
Perrigo Transaction is in the Best Interest of All Mylan Shareholders

35-45%
Increase
vs
Current
5
35-45%
Increase
vs
Current
5
30-35%
Increase
vs
Current
5
30-35%
Increase
vs
Current
5
20-30%
Increase
vs
Current
5
20-30%
Increase
vs
Current
5
10-20%
Increase
vs
Current
5
10-20%
Increase
vs
Current
5
0-10% Increase
vs
Current
5
0-10% Increase
vs
Current
5
5-10%
Decrease
vs
Current
5
5-10%
Decrease
vs
Current
5
0-5% Decrease
vs
Current
5
0-5% Decrease
vs
Current
5
Source:
Bloomberg,
Thomson;
shares
held
are
based
on
the
most
recently
available
data
as
of
August
6,
2015
from
Irish
Rule
8
filings
or
U.S.
13-F
filings
as
of
August
6,
2015
Note:
Represents
top
12
shareholders
of
Mylan
as
of
August
6,
2015.
Unaffected
share
price
as
of
April
7,
2015
($59.57
for
Mylan;
$164.71
for
Perrigo).
Share
price
as
of
August
6,
2015
was
$55.40
for
Mylan
and
$188.24
for
Perrigo.
1
Illustrative
Mylan
standalone
range
of
$55
to
$65
per
ordinary
share.
2
Assumes
Perrigo
standalone
April
7,
2015
undisturbed
share
price
of
$164.71.
3
Illustrative
Mylan
share
price
of
$65
per
ordinary
share
pro
forma
for
Perrigo
transaction
and
share
price
range
of
$70
to
$80
based
on
range
of
analyst
price
targets
pro
forma
for
Perrigo
transaction.
4
Calculations
based
on
proposed
offer
of
2.3x
Mylan
ordinary
shares
per
Perrigo
ordinary
share
plus
$75
/
Perrigo
ordinary
share
in
cash.
5
Current
equity
Value
based
on
Mylan
and
Perrigo
share
prices
of
$55.40
and
$188.24,
respectively,
as
of
August
6,
2015.
Standalone
1
Approve Acquisition of Perrigo
2
Increase / (decrease) in value of combined equity holdings vs. current
Equity Value Ownership ($mm)
Equity Value Ownership ($mm)
Illustrative MYL Share Price¹:
$
55.00
$
60.00
$
65.00
MYL Share Price
3
:
$
65.00
$
70.00
$
75.00
$
80.00
Shareholders
PRGO Share Price²:
$
164.71
$
164.71
$
164.71
PRGO Implied Offer Price
4
:
$
224.50
$
236.00
$
247.50
$
259.00
Shareholder A
Shareholder B
Shareholder C
Shareholder D
Shareholder E
Shareholder F
Shareholder G
Shareholder H
Shareholder I
Shareholder J
Shareholder K
Shareholder L
Examples Below
Based on Illustrative Stock Prices At Transaction Close Excluding Any Impact of Future M&A Activity

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx

Clear Choice for Mylan Shareholders
Further diversifies across product mix, geographies and operations
Creates a paradigm shift in how we do business
Creates a unique platform with the size and scale needed to allow us to accelerate our leading position in our industry
Mylan has a strong track record of executing on acquisitions
Combination creates a global generics powerhouse
Significant and tangible operational synergies
Synergy
guidance
is
at
the
very
low
end
of
precedents
1
Enhanced long-term growth and earnings for Mylan shareholders
Blended P/E meaningfully higher than Mylan’s P/E
Value creation for shareholders of both companies
Clear choice is to vote in favor of Perrigo vs. standalone
1
See slide 15 for precedents.

Clear Choice for Mylan Shareholders -
Voting Item
Source:  Mylan
definitive proxy statement filed July 28, 2015
“No business will be voted on at the extraordinary general meeting except such voting item as stated in the above-mentioned agenda.”
On August 28, Mylan Shareholders will vote on:
Approval of the acquisition of all or any portion of the ordinary shares of Perrigo
outstanding as of the consummation of the
acquisition and the issuance of Mylan ordinary shares to
Perrigo shareholders

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx
Executive Summary
Appendices:
•
Mylan’s Long-Standing Strategy and Track Record of Success
•
Perrigo is the Right Next Step to Execute Mylan’s Strategy
•
Attractive Financial Profile of Two Growth Companies
•
Significant and Sustained Value Creation for Mylan Shareholders
•
Clear Choice for Mylan Shareholders
•
Supplemental Materials

Agenda

Background on Mylan Engagement with Perrigo
Date
Spring 2014
Robert
J.
Coury,
Executive
Chairman
of
Mylan,
engaged
in
discussions
with
Joseph
C.
Papa,
President,
Chief
Executive
Officer
and
Chairman
of
Perrigo,
regarding
a
potential
combination
of
Mylan
and
Perrigo.
These
discussions,
like
several
similar
earlier
discussions
ended
without
resulting
in
a
transaction
April 06, 2015
Mr.
Coury,
on
behalf
of
Mylan,
called
Mr.
Papa
to
discuss
Mylan’s
proposal
to
acquire
Perrigo
for
$205
per
ordinary
share
in
a
combination
of
cash
and
Mylan
ordinary
shares
and
explained
to
Mr.
Papa
that
Mylan
was
seeking
a
friendly
and
cooperative
transaction
between
Mylan
and
Perrigo
Later
that
same
day,
Mr.
Coury
again
spoke
by
telephone,
requesting
a
meeting
with
Mr.
Papa
to
discuss
a
potential
acquisition
of
Perrigo
by
Mylan.
Mr.
Papa
did
not
agree
to
a
meeting
April 08, 2015
Pursuant
to
advice
by
outside
counsel,
Mylan
issued
a
public
announcement
pursuant
to
Rule
2.4
of
the
Irish
Takeover
Rules,
in
which
Mylan
stated
it
had
made
a
proposal
to
acquire
Perrigo
for
$205
per
Perrigo
ordinary
share
in
cash
and
Mylan
ordinary
shares.
In
advance
of
the
announcement,
Mr.
Coury
spoke
by
telephone
to
Mr.
Papa
to
notify
him
of
Mylan’s
intent
to
do
so
April 24, 2015
Mylan
issued
a
public
announcement
pursuant
to
Rule
2.5
of
the
Irish
Takeover
Rules,
setting
forth
its
legally
binding
commitment
to
commence
an
offer
to
acquire
all
of
the
outstanding
Perrigo
ordinary
shares
for
consideration
per
Perrigo
ordinary
share
of
(i)
$60
in
cash
and
(ii)
2.2
Mylan
ordinary
shares,
which
offer
was
fully
financed,
cash
confirmed
and
not
conditional
on
due
diligence
Later
that
same
day,
Perrigo
issued
another
announcement
rejecting
the
proposed
acquisition,
again
without
having
engaged
in
any
substantive
discussions
with
Mylan
about
the
acquisition
April 29,
2015
The
Mylan
Board
determined
to
increase
Mylan’s
offer,
such
that
Perrigo
shareholders
would
receive
$75
in
cash
and
2.3
Mylan
ordinary
shares
for
each
Perrigo
ordinary
share
Later
that
same
day,
Perrigo
issued
another
announcement
rejecting
the
proposed
acquisition,
again
without
having
engaged
in
any
substantive
discussions
with
Mylan
about
the
acquisition
June
09–10, 2015
Mr.
Coury
corresponded
with
Mr.
Papa
requesting
a
meeting
to
discuss
the
proposed
acquisition
of
Perrigo
Mr.
Papa
denied
Mr.
Coury’s
request,
stating
that,
as
Perrigo
had
previously
indicated,
the
Perrigo
Board
did
not
believe
there
was
any
reason
for
a
meeting
at
the
present
time
June 12-13, 2015
Goldman
Sachs,
financial
advisors
to
Mylan,
called
a
representative
of
Morgan
Stanley,
financial
advisors
to
Perrigo,
by
telephone
requesting
meeting
between
the
two
companies
to
discuss
the
proposed
acquisition,
which
was
again
denied.
Events
Source:  Mylan
Schedule 14A, filed with the SEC on July 28, 2015

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx
Mylan: Reconciliation of Non-GAAP Metrics
(Unaudited; USD in millions)
Year Ended December 31,
2014
2013
2012
2011
2010
2009
2008
GAAP total revenues
$
7,720
$
6,909
$
6,796
$
6,130
$
5,451
$
5,093
$
5,138
Exclusion of revenue from sale of Bystolic
—
—
—
—
—
—
(468
Acceleration of deferred revenue
—
—
—
—
—
(29
—
Restructuring and other special items
—
—
—
—
—
(2
—
Adjusted total revenues
$
7,720
$
6,909
$
6,796
$
6,130
$
5,451
$
5,062
$
4,670
65
(Unaudited; USD in millions)
Year Ended December 31,
2014
2013
2012
2011
2010
2009
2008
GAAP income tax expense (benefit)
$
41
$
121
$
161
$
116
$
10
$
(21
$
129
Tax effect of adjustments to pre-tax income and other income tax related items
(432
(260
(216)
(198)
(253)
(273
(31
Adjusted income tax expense
$
473
$
381
$
377
$
314
$
263
$
252
$
160
GAAP (earnings) loss attributable to the noncontrolling interest
$
(4
$
(3
$
(2)
$
—
$
—
$
(15
$
4
Restructuring and other special items
—
—
—
—
—
10
—
Adjusted (earnings) loss attributable to the noncontrolling interest
$
(4
$
(3
$
(2)
$
—
$
—
$
(5
$
4
Adjusted pre-tax income
$
1,893
$
1,523
$
1,466
$
1,208
$
970
$
840
$
539
Adjusted income tax expense
(473
(381
(377)
(314)
(263)
(252
(160
Less:
Preferred Dividend
—
—
—
—
—
—
(139
Adjusted (earnings) loss attributable to the noncontrolling interest
(4
(3
(2)
(1)
—
(5
4
Adjusted net income
$
1,416
$
1,139
$
1,087
$
893
$
707
$
583
$
244
Diluted shares
398
394
420
439
313
307
304
Add: If-converted shares
—
—
—
—
125
143
—
Adjusted diluted shares
398
394
420
439
438
450
304
Adjusted diluted earnings per share
$
3.56
$
2.89
$
2.59
$
2.04
$
1.61
$
1.30
$
0.80

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx
Mylan: Reconciliation of Non-GAAP Metrics
The
reconciliation
below
is
based
on
management's
estimate
of
adjusted
net
earnings
and
adjusted
diluted
EPS
for
the
twelve
months
ending
December
31,
2015.
Mylan
expects
certain
known
GAAP
amounts
for
2015,
as
presented
in
the
reconciliation
below.
Other
GAAP
charges,
including
those
related
to
potential
litigation,
asset
impairments
and
restructuring
programs
that
would
be
excluded
from
the
adjusted
results
are
possible,
but
their
amounts
are
dependent
on
numerous
factors
that
we
currently
cannot
ascertain
with
sufficient
certainty
or
are
presently
unknown.
These
GAAP
charges
are
dependent
upon
future
events
and
valuations
that
have
not
yet
occurred
or
been
performed.
The
unaudited
forecasted
amounts
presented
below
are
stated
in
millions,
except
for
earnings
per
share
data.
66
Twelve Months Ended December 31, 2015
Lower
Upper
GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS
$             1,055
$
2.11
$
1,080
$
2.16
Purchase accounting related amortization
820
850
Interest expense, primarily amortization of convertible debt discount
70
80
Non-cash accretion of contingent consideration liability
35
40
Pre-tax loss of clean energy investments
80
100
Litigation settlements, net
17
17
Financing related
35
40
Restructuring, acquisition
and other special items
325
375
Tax effect of the above items and other income tax related items
(362)
(407)
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS
$
2,075
$
4.15
$
2,175
$
4.35

PLUTO2015\__Presentations\2015.07\2015.07.27 ISS Post-Teva Exit\Mars ISS Presentation_2015.08.09_FINAL to
EDGARIZE_REVISED.pptx
Mylan: Reconciliation of Non-GAAP Metrics
(Unaudited; USD in millions)
Twelve Months Ended
December 31, 2015
Lower
Upper
GAAP net earnings
$
1,005
$
1,080
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investees
80
100
Income taxes
245
300
Interest expense
285
335
Depreciation and amortization
1,000
1,090
EBITDA
$
2,615
$
2,905
Add adjustments:
Stock-based compensation expense
65
90
Restructuring
& other special items
200
260
Other expense, net
20
45
Adjusted EBITDA
$
2,900
$
3,300

Source: Perrigo investor presentation dated April 21, 2015 “Perrigo Fiscal 2015 Third Quarter Earnings Slides”
1
Amounts may not sum or cross-foot due to rounding.
2
Ratios calculated using exact numbers.
³    Non-GAAP guidance for calendar 2015 excludes amortization of intangibles, restructuring, and unusual litigation charges, along with transaction and financing costs related to the Omega
Pharma Invest NV (“Omega”) acquisition. At this time, a reconciliation to GAAP earnings per share guidance for calendar 2015 is not available without unreasonable effort. The Company expects that the unavailable reconciling items,which primarily include the amortization of intangibles and non-cash charges related to Omega, along with other expenses not related to our core operations, which may be related to the integration of Omega, the Company’s change in fiscal year and a recent indication of interest for the acquisition of the Company, could significantly impact its financial results.
4
D&A includes $502.2mm of depreciation and amortization net of acquisition related amortization expenses within cost of goods sold ($395.5mm), selling costs  ($22.4mm) and administration costs ($6.2mm).
Perrigo Reconciliation of Non-GAAP Measures
Calendar Year 2014 Actuals and 2015 Guidance
68
Twelve Months Ended December 31, 2014
(in millions except per share)
(unaudited)
GAAP
(1)
Non-GAAP
Adjustments
(1)
As
Adjusted
(1)
Consolidated
Net sales
$
4,171.6
$
–
$
4,171.6
Cost of sales
2,735.3
395.5
(a)
2,339.7
Gross profit
$
1,436.3
$
395.5
$
1,831.9
(a)
Acquisition-related amortization expense
Operating expenses
(b)
Distribution
57.2
–
57.2
Research and development
172.6
10.0
(b)
162.6
(c)
Selling
206.4
22.4
(a)
184.0
Administration
343.7
44.8
(a,c,d,e,f)
298.9
(d)
Write-up of  contingent
Restructuring
34.1
34.1
(g)
–
(e)
Total operating expenses
$
814.0
$
111.3
$
702.7
(f)
Loss contingency accrual of $15.0 million
Operating income
$
622.3
506.8
1,129.2
(g)
Interest expense, net
109.2
5.0
(h)
104.2
Other expense, net
69.3
63.6
(I,j,k)
5.7
(h)
Loss on sale of investment
12.7
12.7
–
(i)
Loss on extinguishment of debt
9.6
9.6
(l)
–
Income before income taxes
421.5
597.7
1,019.3
(j)
Income tax expense
75.2
101.5
(m)
176.6
Net income
$
346.3
$
496.2
$
842.7
(k)
Diluted earnings per share
2.57
6.27
Diluted weighted average shares outstanding
135.0
(0.6)
(n)
134.4
(l)
Selected ratios as a percentage of net sales
(2)
Distribution, selling, and adminstrative
14.6%
12.9%
(m)
Tax effect of non-GAAP adjustments
Research and development
4.1%
3.9%
(n)
Operating income
14.9%
27.1%
Effective tax rate
17.8%
17.3%
Calculation of adjusted diluted EPS guidance growth
Calendar Year 2014 adjusted diluted EPS
$
6.30
Calendar Year 2015 adjusted diluted EPS range
(3)
$
7.50 -
8.00
% change
20% -
28%
Calculation of adjusted EBITDA calculation
Calendar Year 2015 net sales range
(3)
$
5,400 -
5,700
Calendar Year 2015 adjusted operating margin
(3)
27.0%
Implied Calendar Year 2015 adjusted operating margin
1,458 -
1,539
Calendar Year 2014 D&A
(4)
$
78.1
Calendar Year 2014 D&A margin
1.9%
Implied Calendar Year 2015 adjusted EBITDA margin
28.9%
Weighted average effect of 6.8 million
shares issued on November 26, 2014 to
finance the pending Omega acquisition
Income of $12.5 million from transfer of a
rights agreement
Bridge fees and extinguishment of debt in
connection with Omega financing
R&D payment of $10.0 million made in
connection with collaborative arrangement
Acquisition and integration-related charges
totaling $15.8 million related primarily to Omega and Elan
Restructuring and other integration-related
charges due primarily to Elan
Omega financing fees
Elan equity method investment losses
totaling $11.4 million
Loss on derivatives associated with the
pending Omega acquisition totaling $64.7 million
Litigation settlement of $2.0 million

Twelve Months Ended
December 27, 2013
(in millions, except per share amounts)
(unaudited)
GAAP
(1)
Non-GAAP
Adjustments
(1)
As
Adjusted
(1)
Consolidated
(a)
Acquisition-related amortization expense
Net sales
$
3,799.4
$
–
$
3,799.4
(b)
Cost of sales
2,394.8
105.4
(a,b)
2,289.5
Gross profit
$
1,404.6
$
105.4
$
1,509.9
(c)
Operating expenses
Distribution
52.3
–
52.3
Research and development
129.2
–
129.2
(d)
Litigation settlement of $2.5 million
Selling
203.1
21.9
(a)
181.3
(e)
Administration
360.1
110.2
(a,c,d,e,f)
249.8
Write-off of in-process research and development
15.0
15.0
(g)
–
Restructuring
19.9
19.9
(h)
–
(f)
Total operating expenses
$
779.6
$
167.2
$
612.5
Operating income
625.0
272.5
897.4
(g)
Interest expense, net
85.8
11.8
(i)
74.1
Other expense, net
6.0
1.8
(I,j)
4.2
(h)
Loss on sale of investment
1.6
1.6
–
(i)
Loss on extinguishment of debt
165.8
165.8
–
(j)
Income before income taxes
365.8
453.4
819.2
Income tax expense
110.1
97.8
(k)
207.9
Net income
$
255.8
$
355.6
$
611.4
(k)
Diluted earnings per share
$
2.67
$
$
6.38
Diluted weighted average shares outstanding
95.9
95.9
Selected
ratios
as
a
percentage
of
net
sales
(2)
Gross profit
37.0%
39.7%
Operating expenses
20.5%
16.1%
Operating income
16.4%
23.6%
Escrow settlement of $2.5 million related to
the Sergeant's acquisition
Acquisition and other integration-related
charges totaling $111.8 million, due
primarily to Elan
Inventory step-up of $3.1 million
Elan
transaction costs
Write-off of IPR&D related to the Paddock
and Rosemont acquisitions
Restructuring charges related primarily to Elan
Omega financing fees
Write-off of contingent consideration of $4.9
million related to the Fera acquisition
Tax effect of non-GAAP adjustments
Losses on Elan equity method investments
of $1.3 millionLoss
on derivatives
associated with the pending Omega
acquisition totaling $64.7 million
Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2013
Source: Perrigo 8-K dated April 21, 2015 , exhibit  99.1 regarding recast of historical numbers in calendar year
1
Amounts may not sum or cross-foot due to rounding.
2
Ratios calculated using exact numbers.

Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2012
Source: Perrigo 8-K dated April 21, 2015 , exhibit  99.1 regarding recast of historical numbers in calendar year
1
Amounts may not sum or cross-foot due to rounding.
2
Ratios calculated using exact numbers.
70
Twelve Months Ended
December 29, 2012
(in millions, except per share amounts)
(unaudited)
GAAP
(1)
Non-GAAP
Adjustments
(1)
As
Adjusted
(1)
Consolidated
Net sales
$
3,262.6
$
–
$
3,262.6
Cost of sales
2,096.9
63.5
(a,b)
2,033.4
Gross profit
$
1,165.7
$
63.5
$
1,229.2
Operating expenses
Distribution
$
42.3
$
–
$
42.3
Research and development
110.7
0.8
(c)
110.0
Selling
154.6
19.6
(a)
135.0
Administration
221.7
5.3
(a,d,e)
216.4
Restructuring
8.8
8.8
(f)
–
Total operating expenses
$
538.1
$
34.5
$
503.7
Operating income
627.5
98.0
725.5
Interest expense, net
63.8
–
63.8
Other expense, net
(4.5)
–
(4.5)
Loss on sale of investment
3.0
3.0
–
Income from continuing operations before income taxes
565.2
101.0
666.2
Income tax expense
130.9
34.1
(g)
165.0
Income from continuing operations
$
434.3
$
66.9
$
501.2
Diluted earnings per share from continuing operations
$
4.60
$
5.31
Diluted weighted average shares outstanding
94.4
94.4
Selected
ratios
as
a
percentage
of
net
sales
(2)
Gross profit
35.7%
37.7%
Operating expenses
16.5%
15.4%
Operating income
19.20%
22.2%
(a) Acquisition-related amortization expense
(b) Inventory step-up of $7.7 million
(c) Net charge related to acquired R&D and proceeds from sale of IPR&D projects
(d) Acquisition costs of $2.3 million
(e) Severance costs of $1.5 million
(f) Restructuring charges
(g) Tax effect of non-GAAP adjustments

Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2011
Source: Perrigo press releases dated February 7, 2012, October 27, 2011, August 16, 2011, and May 8, 2012
71
Consolidated
Net sales
$
691,563
$
-
$
691,563
$
704,629
$
–
$
704,629
$
725,295
$
–
$
725,295
$
838,170
$
–
$
838,170
Cost of sales
452,429
7,703
(a)
444,726
462,295
8,392
(a)
453,903
497,716
42,362
(a,f)
455,354
543,295
12,931
(a)
530,364
Gross profit
$
239,134
$
7,703
$
246,837
$
242,334
$
8,392
$
250,726
$
227,579
$
42,362
$
269,941
$
294,875
$
12,931
$
307,806
Operating expenses
Distribution
$
8,525
$
-
$
8,525
$
8,962
$
–
$
8,962
$
10,264
$
–
$
10,264
$
9,095
$
–
$
9,095
Research and development
23,511
-
23,511
23,408
-
23,408
19,638
(3,500)
(g)
23,138
31,148
–
31,148
Selling and administration
84,185
5,095
(a,b)
79,090
85,645
4,854
(a,d)
80,791
96,125
13,620
(a,h)
82,505
93,964
5,428
(a,i)
88,536
Restructuring
-
-
1,033
1,033
(e)
–
Total operating expenses
$
116,221
$
5,095
$
111,126
$
119,048
$
5,887
$
113,161
$
126,027
$
10,120
$
115,907
$
134,207
$
5,428
$
128,779
Operating income
122,913
12,798
135,711
123,286
14,279
137,565
101,552
52,482
154,034
160,668
18,359
179,029
Interest, net
10,915
-
10,915
10,594
–
10,594
12,570
–
12,570
15,641
–
15,641
Other (income) expense, net
(753)
-
(753)
(716)
–
(716)
229
–
229
752
–
752
Loss on sale of investment
-
-
–
Pre-tax income
$
112,751
$
12,798
$
125,549
$
113,408
$
14,279
$
127,687
$
88,753
$
52,482
$
141,235
$
144,275
$
18,359
$
162,634
Income tax expense
21,220
4,117
(c)
25,337
27,838
4,431
(c)
32,269
18,295
19,620
(c)
37,915
44,536
5,667
(c)
50,203
Net income
$
91,531
$
8,681
$
100,212
$
85,570
$
9,848
$
95,418
$
70,458
$
32,862
$
103,320
$
99,739
$
12,692
$
112,431
Diluted EPS
$
0.98
$
1.07
$
0.91
$
1.02
$
0.75
$
1.10
$
1.06
$
1.20
Diluted weighted average shares
outstanding
93,549
93,549
93,853
93,853
93,953
93,953
94,043
94,043
Effective tax rate
18.8%
20.2%
24.5%
25.3%
20.6%
26.8%
30.9%
30.9%
Gross margin
34.6%
35.7%
34.4%
35.6%
31.4%
37.2%
35.2%
36.7%
Operating margin
17.8%
19.6%
17.5%
19.5%
14.0%
12.2%
19.2%
21.4%
(a)
Deal-related amortization
(f)
Inventory step-up of $27,179
Q1  Diluted EPS As Adjusted
$
1.07
(b)
Acquisition-related costs of $1,095
(g)
Q2 Diluted EPS As Adjusted
1.02
(c)
Total tax effect for non-GAAP pre-tax adjustments
(h)
Acquisition and severance costs of $8,782
Q3 Diluted EPS As Adjusted
1.10
(d)
Acquisition costs of $832
(i)
Severance costs of $599
Q4  Diluted EPS As Adjusted
1.20
(e)
Restructuring charges related to Florida
$
4.39
2011 Calendar Year EPS as Adjusted
(in thousands, except
per share amounts)
(unaudited)
As Adjusted
As Adjusted
GAAP
Non-GAAP
Adjustments
As
Adjusted
GAAP
Non-GAAP
Adjustments
GAAP
Non-GAAP
Adjustments
As
Adjusted
GAAP
Non-GAAP
Adjustments
Three Months Ended
March 26, 2011
June 25, 2011
September 24, 2011
December 31, 2011
Calculation of calendar year 2011 adjusted diluted EPS
Proceeds
from
sale
of
piprline
development
projects

Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2010
Source: Perrigo press releases dated February 1, 2011, November 2, 2010, August 12, 2010, and April 29, 2010
1
Amortization of acquired intangible assets related to business combinations and asset acquisitions.
2
Net of taxes.
3
Not tax affected.
72
Net sales
$
538,306
$
619,395
$
641,322
Net sales
$
717,515
$
–
$
717,515
Cost of sales
–
–
–
Cost of sales
468,015
7,394
460,621
Reported gross profit
$
185,866
$
199,211
$
213,954
Gross Profit
$
249,500
$
7,394
(a)
$
256,894
Deal-related amortization
(1)
–
–
7,174
Distribution
8,864
–
8,864
Inventory step-ups
322
9,873
Research and development
24,604
–
24,604
Adjusted gross profit
$
186,188
$
209,084
$
221,128
Selling and administration
83,793
5,296
(a,b)
78,497
Adjusted gross profit %
34.6%
33.8%
34.5%
Total
$
117,261
$
5,296
$
111,965
Reported operating expenses
$
98,559
$
121,660
$
102,187
Operating Income
$
132,239
$
12,690
$
144,929
Acquisition costs
(3,052)
(5,137)
–
Interest, net
$
10,716
$
–
$
10,716
Restructuring charges
(7,474)
(2,049)
–
Other income, net
$
(633)
$
–
$
(633)
Deal-related amortization
(1)
–
–
(4,113)
Income from continuing operations before income taxes
$
122,156
$
12,690
$
134,846
Write-offs of in-process R&D
–
(5,000)
–
Income tax expense
32,377
4,087
(c)
36,464
Adjusted operating expenses
$
88,033
$
109,474
$
98,074
Reported income from continuing operations
$
89,779
$
8,603
$
98,382
Adjusted operating expense %
16.4%
17.7%
15.3%
Diluted earnings per share from continuing operations
$
0.96
$
–
$
1.05
Reported operating income
$
87,307
$
77,551
$
111,767
Diluted weighted average shares outstanding
93,363
–
93,363
Deal-related amortization
(1)
–
–
11,287
Inventory step-ups
322
9,873
–
(a)
Deal-related amortization
Write-offs of in-process R&D
–
5,000
–
(b)
Acquisition costs of $1,315
Restructuring charges
7,474
2,049
–
(c)
Total tax effect for non-GAAP pretax adjustments
Acquisition costs
3,052
5,137
–
Adjusted operating income
$
98,155
$
99,610
$
123,054
Adjusted operating income %
18.2%
16.1%
19.2%
Reported interest and other, net
$
–
$
11,063
$
–
Acquisition costs
–
(2,800)
–
Calculation of calendar year 2010 adjusted diluted EPS
Adjusted interest and other, net
$
–
$
8,263
$
–
Q1  Diluted EPS As Adjusted
$
0.76
Reported income from continuing operations
$
60,138
$
49,698
$
73,678
Q2 Diluted EPS As Adjusted
0.71
Deal-related amortization
(1,2)
–
–
7,672
Q3 Diluted EPS As Adjusted
0.87
Inventory step-ups
(2)
241
6,159
–
Q4  Diluted EPS As Adjusted
1.05
Restructuring charges-
Florida
(2)
431
–
–
2010 Calendar Year EPS as Adjusted
$
3.39
Restructuring charges -
Germany
(3)
6,775
2,049
–
Acquisition costs -
Orion
(3)
600
–
–
Acquisition costs -
PBM
(2)
2,033
5,119
–
Write-offs of in-process R&D
(2)
–
3,170
–
Adjusted Income from continuing operations
$
70,218
$
66,195
$
81,350
Diluted earnings per share from continuing operations
Reported
$
0.65
$
0.53
$
0.79
Adjusted
0.76
0.71
0.87
Diluted weighted average shares outstanding
92,589
92,948
93,269
GAAP
Non-GAAP
Adjustments
As Adjusted
Three Months Ended
December 25, 2010
March 27, 2010
June 26, 2010
September 25, 2010
(in thousands, except per share & amounts)
(unaudited)
Three Months Ended

Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2009
Source: Perrigo press releases dated February 2, 2010, November 2, 2009, August 18, 2009, and May 7, 2009
1
Amortization of acquired intangible assets related to business combinations and asset acquisitions.
2
Net of taxes.
3
Not tax affected.
73
(in millions, except per share amounts)
(unaudited)
Calculation of calendar year 2008 adjusted diluted EPS
Net sales
$
503,707
$
500,201
$
480,236
$
561,477
Q1 Diluted EPS As Adjusted
$
0.47
Reported gross profit
$
157,946
$
144,934
$
$
154,303
Q2 Diluted EPS As Adjusted
0.39
Inventory
step-up
-
Unico
–
–
–
1,062
Q3 Diluted EPS As Adjusted
0.41
Inventory
step-up
-
Diba
–
–
–
767
Q4 Diluted EPS As Adjusted
0.46
Inventory
step-up
-
JBLabs
–
–
–
358
2008 Calendar Year EPS as Adjusted
$
1.73
Inventory
step-up
-
Galpharm
–
2,878
–
–
Inventory
step-up
2,878
–
–
–
Impairment of fixed assets
–
10,346
–
1,600
Adjusted gross profit
$
160,824
$
158,158
$
–
$
158,090
Adjusted gross profit %
31.9%
31.6%
–
28.2%
Reported operating income
$
59,687
$
41,837
$
58,681
$
60,674
Inventory
step-up -
Unico
–
–
–
1,062
Inventory
step-up
-
Diba
–
–
–
767
Inventory
step-up
-
JBLabs
–
–
358
Inventory
step-up
-
Galpharm
–
2,878
–
–
Inventory step-up
2,878
–
–
Impairment of fixed assets
–
10,346
–
1,600
Restructuring costs
-
West Coast
–
143
–
Restructuring costs  -
United Kingdom
–
1,821
–
–
Restructuring
348
–
–
–
Loss on asset exchange
–
–
639
–
Write-off of in-process R&D
2,786
–
–
279
Adjusted operating income
$
65,699
$
57,025
$
59,320
$
64,740
Adjusted operating income %
13.0%
11.4%
12.4%
11.5%
Reported net income
39,967
27,498
37,958
24,993
Inventory
step-up
-
Unico(1)
–
–
–
645
Inventory
step-up
-
Diba
(1)
–
–
–
552
Inventory
step-up
-
JB
Labs
–
–
–
229
Inventory
step-up
-
Galpharm
(1)
–
2,072
–
–
Inventory
step-up
(1)
2,072
–
–
–
Impairment of intangible asset (1)
–
6,518
–
992
Loss on asset exchange (1)
–
–
639
–
Restructuring costs
-
West Coast (1)
219
90
–
–
Restructuring costs
-
United Kingdom (1)
–
1,311
–
–
Write-off
of
in-process
R&D
-
Galpharm
acquisition
(1)
2,006
–
–
–
–
–
–
201
Investment impairment (2)
–
–
–
15,104
Adjusted net income
$
44,264
$
37,489
$
38,597
$
42,716
Diluted earnings per share
–
–
–
–
Reported
$
0.42
$
0.29
$
0.40
$
0.27
Adjusted
0.47
0.39
0.41
0.46
Diluted weighted average shares outstanding
94,955
95,076
94,568
93,587
March 29, 2008
June 28, 2008
September 27, 2008
December 27, 2008
Three Months Ended
Write-off
of
in-process
R&D
Diba
acquisition
(1)

Perrigo Reconciliation of Non-GAAP
Measures Calendar Year 2008
Source: Perrigo press releases dated February 3, 2009, November 6, 2008, August 18, 2008, and May 6, 2008
(1)
Net of taxes.
(2)
Not tax affected.
74
(in millions, except per share amounts)
(unaudited)
Calculation of calendar year 2008 adjusted diluted EPS
$
503,707
$
500,201
$
480,236
$
561,477
Q1 Diluted EPS As Adjusted
$
0.47
$
157,946
$
144,934
$
$
154,303
Q2 Diluted EPS As Adjusted
0.39
–
–
–
1,062
Q3 Diluted EPS As Adjusted
0.41
–
–
–
767
Q4 Diluted EPS As Adjusted
0.46
–
–
–
358
2008 Calendar Year EPS as Adjusted
$
1.73
–
2,878
–
–
2,878
–
–
–
–
10,346
–
1,600
$
160,824
$
158,158
$
–
$
158,090
31.9%
31.6%
–
28.2%
$
59,687
$
41,837
$
58,681
$
60,674
–
–
–
1,062
–
–
–
767
–
–
358
–
2,878
–
–
2,878
–
–
–
10,346
–
1,600
–
143
–
–
1,821
–
–
348
–
–
–
–
–
639
–
2,786
–
–
279
$
65,699
$
57,025
$
59,320
$
64,740
13.0%
11.4%
12.4%
11.5%
39,967
27,498
37,958
24,993
–
–
–
645
–
–
–
552
–
–
–
229
–
2,072
–
–
2,072
–
–
–
–
6,518
–
992
–
–
639
–
219
90
–
–
–
1,311
–
–
2,006
–
–
–
–
–
–
201
–
–
–
15,104
$
44,264
$
37,489
$
38,597
$
42,716
–
–
–
–
$
0.42
$
0.29
$
0.40
$
0.27
0.47
0.39
0.41
0.46
94,955
95,076
94,568
93,587
March 29, 2008
June 28, 2008
September 27, 2008
December 27, 2008
Three Months Ended
Reported gross profit
Inventory
step-up
-
Unico
Inventory
step-up
-
Diba
Inventory
step-up
-
JBLabs
Inventory
step-up
-
Galpharm
Inventory
step-up
Impairment of fixed assets
Adjusted gross profit
Adjusted gross profit %
Reported operating income
Inventory
step-up -
Unico
Inventory
step-up
-
Diba
Inventory
step-up
-
JBLabs
Inventory
step-up
-
Galpharm
Inventory step-up
Impairment of fixed assets
Restructuring costs
-
West Coast
Restructuring costs  -
United Kingdom
Restructuring
Loss on asset exchange
Write-off of in-process R&D
Adjusted operating income
Adjusted operating income %
Reported net income
Inventory
step-up
-
Unico(1)
Inventory
step-up
-
Diba
(1)
Inventory
step-up
-
JB
Labs
Inventory
step-up
-
Galpharm
(1)
Inventory
step-up
(1)
Impairment of intangible asset (1)
Loss on asset exchange (1)
Restructuring costs
-
West Coast (1)
Restructuring costs
-
United Kingdom (1)
Investment impairment (2)
Adjusted net income
Diluted earnings per share
Reported
Adjusted
Diluted weighted average shares outstanding
Net sales
Write-off
of
in-process
R&D
-
Galpharm
acquisition
(1)
Write-off
of
in-process
R&D
Diba
acquisition
(1)